Reg. No. 33-84802

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2
POST-EFFECTIVE AMENDMENT NO. 8
TO
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

MASSACHUSETTS
(State or other jurisdiction of incorporation or organization)

04-1590850
(I.R.S. Employer Identification No.)

1295 State Street
Springfield, Massachusetts 01111
(413) 744-8411
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lawrence V. Burkett, Jr.
Executive Vice President and General Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111
(413) 744-6053
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: May 1, 2002

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-2 Item Number and Caption Heading in Prospectus

1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page

2.	Inside Front and Outside Back Pages of Prospectus	Inside Front Cover

3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Product Description, Financial Statements

4.	Use of Proceeds	Investments by MassMutual

5.	Determination of Offering Price	Not Applicable

6.	Dilution	Not Applicable

7.	Selling Security Holders	Not Applicable

8.	Plan of Distribution	Distribution of Contracts

9.	Description of Securities to be Registered	Product Description

10.	Interests and Named Experts and Counsel	Not Applicable

11.	Information with Respect to the Registrant	MassMutual—Description of the Business; Management’s Discussion and Analysis; Financial Statements

12.	Incorporation of Certain Information by Reference	Not Applicable

13.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Not Applicable
Massachusetts Mutual
Life Insurance Company
Fixed Account with Market Value Adjustment

This prospectus describes the fixed account with market value adjustment offered by Massachusetts Mutual Life Insurance Company (“MassMutual” or the “Company”). The fixed account is available as an investment option for owners of the LifeTrust variable annuity contract (“the contract”). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract’s transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the prospectus for the contract. We limit the focus of this prospectus to the fixed account’s operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our general account assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. We have these general account assets available to support liabilities arising from other business. You may make purchase payments and transfers of contract value among the fixed account and the funds in the contract.

We will apply a market value adjustment to amounts removed from the fixed account:

•	if you take a full or partial withdrawal;

•	if you transfer contract value from the fixed account;

•	if we pay a death benefit upon the death of the contract owner who is not the annuitant; or

•	if you apply your contract value to an annuity option in order to receive annuity payments.

We will not apply a market value adjustment if the amounts are removed from the fixed account during the 30-day period before the end of the guarantee period. The market value adjustment may be positive or negative. Therefore you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the LifeTrust variable annuity contract prospectus and the prospectus for the funds underlying the LifeTrust variable annuity contract.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

May 1, 2002

Index Of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Expiration Date	5

Fixed Account	3

Guarantee Period	3

Guaranteed Rate	5

Market Value Adjustment	3

Segment	5

Withdrawal	3

Table of Contents/Index Of Special Terms
Product Description

The investment option described in this prospectus is a fixed account with market value adjustment (“MVA”) available in conjunction with the LifeTrust variable annuity (“contract”). The contract provides for the accumulation of values prior to maturity and for the distribution of annuity payments after the maturity date. Additionally, a death benefit is also available under the contract.

The earnings on purchase payments or contract value you allocate to the fixed account will have an impact on your contract’s value, its maturity value, its cash redemption value and the death benefit. We believe that we have adequate resources to meet our obligations with regard to the fixed account and the contract.

We have described the contract in greater detail in the prospectus for the contract. You should review that prospectus in conjunction with this prospectus before deciding whether to invest in the contract or allocate money to the fixed account. The fixed account is not available in all states.

The Fixed Account and the Market Value Adjustment Feature

The fixed account is available during the accumulation phase of the contract. The fixed account offers different guarantee periods, which provide the option of earning interest at various guaranteed rates on all or a portion of your contract value in the fixed account. Please note that amounts credited to a guarantee period at different times may have different guaranteed rates, current rates, and expiration dates since we change the current and guaranteed rates periodically.

You may allocate purchase payments or transfer all or a portion of your contract value to the fixed account. Amounts credited to the fixed account earn interest at the guaranteed rate applicable for the guarantee period you select on the date the amounts are credited. The applicable guaranteed rate does not change during the guarantee period. The guaranteed rate may never be less than 3%. Allocations to a guarantee period (or fixed account segment) must be for at least $1,000. The value of your contract in the fixed account is not guaranteed against the claims of our creditors.

We may make guarantee periods available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer guarantee periods that differ from those available when we issued your contract. We also reserve the right, at any time, to stop accepting purchase payments, transfers or renewals for a particular guarantee period. Since the specific guarantee periods available may change periodically, please contact our Annuity Service Center to determine the guarantee periods we are currently offering.

Market Value Adjustment

Any withdrawal of your contract value from the fixed account will be subject to a MVA unless the effective date of the withdrawal is within 30 days before the end of a guarantee period. If the allocated amount remains in the fixed account until the applicable expiration date, its value will be equal to:

•	the amount originally allocated,

•	multiplied on an annually compounded basis, by its guaranteed rate.

For this purpose, we also treat transfers, death benefits based on a contract owner’s death (where the contract owner and the annuitant are different), and annuity payments as withdrawals.

We will not apply the MVA upon the payment of a death benefit following the death of the annuitant. We will apply the MVA to the amount being withdrawn, after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charge. The MVA can be positive or negative. Therefore, the amount being withdrawn after our application of the MVA can be greater than or less than the amount withdrawn before our application of the MVA.
Product Description
The MVA will reflect the relationship between the current rate (as defined later) for the contract value being withdrawn and the guaranteed rate. It also reflects the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is lower than the applicable current rate, then our application of the MVA will result in a lower payment upon withdrawal. Similarly, if the guaranteed rate is higher than the applicable current rate, our application of the MVA will result in a higher payment upon withdrawal.

We determine the market value adjustment which we apply to the amount being withdrawn by using the following formula:

MVA = Amount x	[	(1+i 1+j	)	n 365	-1	]

where,

Amount is the amount being withdrawn from a given fixed account segment less any applicable administrative charges; and

i, is the guaranteed rate we are crediting to the contract value subject to the MVA; and

j, the “current rate,” is the guaranteed rate, available as of the effective date of our application of the MVA, for current allocations to the fixed account segment whose guarantee period equals the number of years remaining, both partial and full, for the amount being withdrawn; and

n, is the number of days remaining in the guarantee period of the amount subject to the MVA.

In our determining “j,” if we do not currently offer the required segment, we will base “j” on the rates available for currently offered segments.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular segment:

Example 1

$1,000 is applied on May 10, 2001, into a segment with a 5 year guarantee period. The guaranteed rate for amounts applied to this segment on May 10, 2001, is 6%. If the $1,000 is left in that segment until May 10, 2006, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, you withdraw the full amount from the segment as of May 10, 2005:

(1)	The guaranteed rate applied on May 10, 2005, to amounts credited to a 1-year segment is 4%;

(2)	The accumulated amount prior to the application of the MVA as of May 10, 2005, equals:

$1,000 x 1.06 [4] = $1,262.48

(3)	The number of days remaining = 365 and

(4)	The MVA equals $24.28, and is calculated according to the following formula:

$24.28 = $1,262.48 x	[	(1.06 1.04)	365 365	-1	]

Therefore, a withdrawal on May 10, 2005, of the amount credited to the 5-year segment on May 10, 2001, is equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year segment on May 10, 2001, with a guaranteed rate of 5%. If the $1,000 is left in that segment until May 10, 2008, it will accumulate at a 5% effective annual rate of interest to $1,407.10.

If, however, you withdraw the full amount from the segment as of May 10, 2004:

(1)	The guaranteed rate applied on May 10, 2004, to amounts credited to a 4-year segment is 10%;

(2)	The accumulated amount prior to the application of MVA as of May 10, 2004, equals:

$1,000 x 1.05 [3] = $1,157.63

(3)	The period of time from May 10, 2004, to the end of the guarantee period is 4 years or 1460 days, and
Product Description

(4)	The MVA equals $-196.56, and is calculated according to the following formula:

$-196.56 = $1,157.63 x	[	(1.05 1.10)	1460 365	-1	]

Therefore, a withdrawal on May 10, 2004, of the amount credited to the 7-year segment on May 10, 2001, is equal to $961.07 ($1,157.63- $196.56 = $961.07).

These examples are hypothetical and are not indicative of future or past performance.

Accumulation Phase of a Contract

Variable annuities are designed to permit you to accumulate values over a period of time. Generally, you will use such contract values for long term needs such as retirement planning. Accordingly, amounts you allocate to the fixed account will be subject to several guarantee periods over the life of the contract in many instances.

The end of a guarantee period for a specific amount credited to a segment is called its expiration date. At least 45 days, but not more than 75 days, before the expiration date for your contract value in the fixed account segment, we will inform you of the guaranteed rates we are offering and the guarantee periods available as of the date of such notice. The guaranteed rates on the date of a renewal may be more or less than the rates we quoted in such notice.

The guarantee period normally “renews.” In the absence of instructions from you on the expiration date, we will begin crediting interest for a new guarantee period lasting the same amount of time as the one that just ended. The contract value in the fixed account segment then earns interest at the new guaranteed rate applicable at the time of renewal.

At the expiration date for a guarantee period, you may also choose different guarantee periods from among those we are then offering, or you may transfer all or a portion of the contract value in the fixed account segment to the funds underlying the contract.

If your fixed account segment is no longer available to receive new amounts, or you choose a different segment that is no longer available, we will try to reach you so that you may make another choice. If you have not made a choice at this point, we will apply your fixed account contract value to the fixed account segment with the next shorter guarantee period available. If that segment is not available, we will apply your fixed account contract value to the fixed account segment with the next longer period.

The Guaranteed Rate

We will make the final determination about future guarantee rates for future purchase payments, transfers or renewals. Although we cannot predict future guarantee rates, they will never be less than three percent (3%) per year.

Contingent Deferred Sales Charge

We will apply an MVA if you partially or fully withdraw contract value from the fixed account segment unless the effective date of the withdrawal is within 30 days before the end of the guarantee period. When you make a withdrawal, we will reduce your contract value by the amount you withdraw from the fixed account segment prior to any MVA.

Any contract value you withdraw may also be subject to a contingent deferred sales charge under the contract as follows:

Full Years Since Purchase Payment	Contingent Deferred Sales Charge

0	7%

1	6%

2	5%

3	4%

4	3%

5	2%

6	1%

7 or more	0%

Product Description
We assess a contingent deferred sales charge because we do not assess a sales charge when we receive a purchase payment. We base the amount of the contingent deferred sales charge on the length of time between the date we receive the particular payment and the date it is withdrawn.

Purchase payments you withdraw after 7 full years are not subject to a contingent deferred sales charge. Amounts in the fixed account, however, continue to be subject to a market value adjustment. We will not assess a contingent deferred sales charge against transfers, certain annuity payments, and certain death benefit payments. For more information concerning the application of the contingent deferred sales charge, please consult the contract prospectus.

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments.

Proceeds from the fixed account are allocated to a non-unitized segment of our general account, which is organized as a separate account for accounting purposes. We will use proceeds to fund our obligations under the contract and amounts not required to fund such obligations may accrue to us as profit. Obligations under the contract are also met through the operation of the divisions to which a contract owner has allocated accumulated value. All of our general account assets are available to meet the contract guarantees.

In establishing guaranteed rates, we take into account the yields available on the instruments in which we intend to invest the contract proceeds. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

Distribution of Contracts

MML Distributors, LLC (“MML Distributors”) serves as principal underwriter for the contracts. The purpose of the underwriter is to distribute the contracts. We indirectly wholly-own MML Distributors. MML Distributors is located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. We pay commissions based on a percentage of purchase payments or a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 6.25% of purchase payments. We may pay a commission of up to 0.25% of contract values each contract year.

From time-to-time, MML Distributors may enter into special arrangements with certain broker-dealers and we may enter into special arrangements with registered representatives of MML Investors Services, Inc. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the contracts.
Investments/Distribution of Contracts

Accounting Practices
We have prepared the accompanying statutory financial information in conformity with the statutory accounting practices of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“Division”).

On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. See Notes 1 and 2 of the Notes to Statutory Financial Statements for additional information with respect to the adoption of new accounting standards.

The accompanying statutory financial statements are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“United States GAAP”). As of January 1, 2001, the more significant differences between accounting principles pursuant to Codification and United States GAAP are as follows:

(a)
acquisition costs, such as commissions and other variable costs that are directly related to acquiring new business, are charged to current operations as incurred, whereas United States GAAP would require these expenses to be capitalized and recognized over the life of the policies;

(b)
statutory policy reserves are based upon the Commissioners’ Reserve Valuation Methods using statutory mortality, morbidity and interest assumptions, whereas United States GAAP reserves would generally be based upon net level premium, estimated gross margin method, and appropriate estimates of future mortality, morbidity and interest assumptions;

(c)	bonds are generally carried at amortized cost, whereas United States GAAP generally requires they be reported at fair value;

(d)
deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to policyholders’ contingency reserves, whereas United States GAAP would include deferred taxes as a component of net income;

(e)
payments received for universal and variable life products and variable annuities are reported as premium income and changes in reserves, whereas, under United States GAAP, these payments would be recorded as deposits to policyholders’ account balances;

(f)	majority owned subsidiaries and other controlled entities are accounted for using the equity method, whereas United States GAAP would consolidate these entities;

(g)	surplus notes are reported in policyholders’ contingency reserves, whereas United States GAAP would report them as liabilities;

(h)
assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against surplus, while under United States GAAP, “non-admitted assets” are recorded net of any valuation allowance; and

(i)	reinsurance recoverables on unpaid losses are reported as a reduction of policyholders’ reserves and funds, while under United States GAAP, they are reported as an asset.

We record our investments in accordance with rules established by the NAIC. Generally, we value:

•	bonds at amortized cost, using the constant yield method;

•	preferred stocks in good standing at cost;

•	common stocks at fair value;

•	mortgage loans at amortized cost net of any valuation reserves;

•	foreclosed real estate is recorded at the lower of cost or collateral fair value at the foreclosure date;

•	real estate classified as held for the production of income or occupied by the company is carried at depreciated cost less encumbrances and any adjustments for impairment in value;

•	real estate held for sale is valued at the lower of its depreciated cost less encumbrances or fair value less encumbrances and estimated costs to sell;

•	policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy;

•	short-term investments at amortized cost; and

•	investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments using the equity method.

We discontinue the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain.

We calculate depreciation on real estate using the straight-line and constant yield methods.

We develop policyholders’ reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958 and the 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50% to 6.75%.

We develop reserves for individual annuities, guaranteed investment contracts, and deposit administration and immediate participation guarantee contracts based on accepted actuarial methods principally at interest rates ranging from 2.25% to 11.25%.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium, and fixed net premium methods, and various morbidity tables with assumed interest rates ranging from 2.50% to 5.50%.

In compliance with regulatory requirements, we maintain an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize policyholders’ contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. The IMR defers all interest related after-tax realized capital gains and losses. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

Federal income taxes are based upon our best estimate of our current and deferred tax liabilities. Deferred income taxes, which provide for book-tax temporary differences, are subject to limitation and charged directly to policyholders’ contingency reserves. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as tax credits, result in effective tax rates which differ from the statutory tax rates.

We recognize realized capital gains and losses, less taxes, not included in the IMR, in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are recorded as a change in policyholders’ contingency reserves.

On January 1, 2001, Codification became effective and was adopted by the Company. Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. Additionally, on January 1, 2001, the Company changed its method of depreciation on certain real estate investments from the constant yield to the straight-line method as allowed by Codification.

The total adjustment to policyholders’ contingency reserves due to these changes at January 1, 2001 is as follows: Deferred income taxes of $479.8 million; derivatives marked to market of $432.8 million; the change in carrying value of subsidiaries of $206.2 million; the change in real estate depreciation of ($84.2) million; claim expense reserve ($63.2) million; and other changes of $9.8 million. The cumulative effect of change in statutory accounting principles is $981.2 million.

The Company believes that it has made a reasonable determination of the effect on policyholders’ contingency reserves based upon its interpretation of the principles outlined in Codification. However, future clarification of these principles by the Division or the NAIC may have a material impact on this determination. In conformity with statutory accounting practices, prior year statements have not been restated to reflect the implementation of Codification.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities. We must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements.

We have reclassified certain prior year balances to conform to the current year presentation.
Accounting Practices

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General
Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Statutory Financial Statements, Notes to Statutory Financial Statements, and Selected Historical Financial Data. This Management’s Discussion and Analysis reviews our financial condition at December 31, 2001 and 2000, our results of operations for the past three years and, where appropriate, factors that may affect our future financial performance.

We, and our subsidiaries, comprise a growth-oriented, diversified financial services company that seeks to provide superior value for policyholders and other customers by achieving exceptional results. We are in the business of helping our customers achieve financial success while protecting their families and business. We are committed to maintaining a position of preeminent financial strength by achieving consistent and long-term profitable growth. We do this by:

•	developing and distributing a broad and superior portfolio of innovative financial products and services,

•	sophisticated asset/liability management,

•	rigorous expense control,

•	prudent underwriting standards,

•	the adoption of efforts to improve persistency and retention levels, and

•	continued commitment to the high credit quality of our general account investment portfolio.

Our efforts have produced strong financial performance, with statutory net income of $819.7 million in 2001, $744.9 million in 2000 and $467.4 million in 1999. At December 31, 2001, we had $70.2 billion in total unconsolidated statutory assets and $229.5 billion of life insurance in force. Our total adjusted capital, as defined by the National Association of Insurance Commissioners (“NAIC”), has grown to $6.4 billion at December 31, 2001, compared to $5.3 billion at December 31, 2000, and $4.9 billion at December 31, 1999.

The following table sets forth the calculation of total adjusted capital:

	December 31,
	2001	2000	1999
	(In Millions)
Policyholders’ contingency reserves	$5,151.2	$3,835.6	$3,411.3
Asset valuation reserve	695.3	897.9	958.3
One-half of the apportioned dividend liability	567.7	559.9	530.1

Total adjusted capital (1)	$6,414.2	$5,293.4	$4,899.7

(1)	Defined by the NAIC as surplus plus consolidated AVR and one half of the consolidated apportioned dividend liability.

In our total adjusted capital we include $100.0 million of surplus notes issued in 1994, and $250.0 million of surplus notes issued in 1993.

Objective testimony to our strong performance and market position is reflected in our ratings as of December 31, 2001: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best; AAA for claims-paying from Fitch; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.
Management’s Discussion and Analysis

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a “Safe harbor” for forward-looking statements, which are identified as such and are accompanied by the identification of important factors, which could cause a material difference from the forward-looking statements.

Certain information contained in this discussion is or may be considered forward-looking. Forward-looking statements are those not based on historical information, but rather, relate to future operations, strategies, financial results or other developments, and contain terms such as “may,” “expects,” “should,” “believes,” “anticipates,” “intends,” “estimates,” “projects,” “goals,” “objectives” or similar expressions.

Forward-looking statements are based upon estimates and assumptions. These statements may change due to business uncertainties, economic and competitive uncertainties, and other factors, many of which are beyond our control. Additionally, our business decisions are also subject to change. We do not publicly update or revise any forward-looking statements as a result of new information, future developments, or otherwise.
Management’s Discussion and Analysis

Results of Operations
Total Company

The following table sets forth the components of our net income:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Revenue:
Premium income	$10,386.2	$ 9,325.3	$ 7,171.0	11%	30%
Net investment income	3,586.2	3,313.6	3,075.8	8	8
Fees and other income	195.5	180.8	170.1	8	6

Total revenue	14,167.9	12,819.7	10,416.9	11	23

Benefits and expenses:
Policyholders’ benefits and payments	7,031.8	9,238.4	7,294.0	(24)	27
Addition to policyholders’ reserves and funds	4,204.7	834.5	654.1	NM	28
Commissions	348.4	324.4	281.8	7	15
Operating expenses, state taxes, licenses & fees	667.3	537.3	533.1	24	1
Federal income taxes	122.3	147.2	160.9	(17)	(9)

Total benefits and expenses	12,374.5	11,081.8	8,923.9	12	24

Net gain from operations before dividends	1,793.4	1,737.9	1,493.0	3	16
Dividends to policyholders	1,097.0	1,086.2	1,031.0	1	5

Net gain from operations	696.4	651.7	462.0	7	41
Net realized capital gain	123.3	93.2	5.4	32	NM

Net income	$ 819.7	$ 744.9	$ 467.4	10%	59%

NM=not meaningful or in excess of 200%

Net income increased in 2001 primarily due to an 8% increase in net income for the Individual Line and a 22% increase in the Retirement Services and Financial Products Line. The 2001 increase in net income is attributable to increased premium income, net investment income, fees and other income and realized capital gains, as well as lower federal income taxes and policyholders’ benefits and payments, partially offset by increased addition to policyholders’ reserves and funds, operating expenses, commissions and dividends to policyholders.

Net income increased in 2000 due to a 68% increase in net income for the Individual Line and a 26% increase in the Retirement Services and Financial Products Line. The 2000 increase in net income is primarily attributable to increased premium income, net investment income, lower federal income taxes, and increased net realized capital gains, partially offset by higher policyholders’ benefits and payments, higher commissions and operating expenses, and higher dividends to policyholders.

Premium income increased in 2001 due to an 11% increase in the Individual Line and a 12% increase in the Retirement Services and Financial Products Line. In 2000, premium income increased due to a 41% increase in Retirement Services and Financial Products Line premium coupled with an 18% increase in Individual Line premium income. Premium increases over the prior two years were fueled by the success of new products and new channel sales.
Management’s Discussion and Analysis

The components of net investment income are set forth below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Gross investment income:
Bonds	$1,974.5	$1,908.7	$1,856.2	3%	3%
Common stocks	24.6	4.7	3.7	NM	27
Mortgage loans	575.8	544.7	516.0	6	6
Real estate	343.4	395.0	351.7	(13)	12
Other investments	408.4	214.2	195.6	91	10
Policy loans	483.2	445.3	396.9	9	12
Cash and short-term investments	138.8	160.2	74.2	(13)	116

Total gross investment income	3,948.7	3,672.8	3,394.3	8	8

Investment expenses	(359.0)	(369.5)	(336.6)	(3)	10
Interest expense	(35.1)	(31.9)	(33.9)	10	(6)
IMR amortization and gain from separate accounts	31.6	42.2	52.0	(25)	(19)

Net investment income	$3,586.2	$3,313.6	$3,075.8	8%	8%

NM=not meaningful or in excess of 200%

Net investment income increased in 2001 primarily due to increased income from derivative instruments, bonds, mortgage loans, common stock and policy loans and lower investment expenses, partially offset by lower income on real estate and cash and short-term investments and lower Interest Maintenance Reserve (“IMR”) amortization.

Our overall gross portfolio yields were 8.6% in 2001 and 2000, and 8.0% in 1999. In 2001, yields on common stocks, mortgage loans, other investments, and policy loans increased while yields on bonds, real estate and cash and short-term investments decreased.

Gross bond income increased in 2001 as a result of higher average investments, partially offset by lower yields compared to prior year. In 2000, gross bond income increased due to higher rates resulting in an increase in the average yield to 8.0% in 2000 compared to 7.7% in 1999.

Mortgage loan gross income increased in 2001 due to higher yields on mortgage investments. Mortgage loan gross income increased in 2000 due to increased interest income from the growing portfolio, partially offset by a reduction in higher yielding loans from prepayments and maturities.

The decrease in real estate gross income in 2001 is primarily due to a decrease in our average investments in real estate and lower yields from real estate investments. In 2000, real estate gross income increased due to higher average investments.

Gross investment income from other investments increased in 2001, primarily due to a $155.8 million increase in investment income on derivative instruments. Gross investment income from other investments increased in 2000 primarily due to dividends received from our unconsolidated non-insurance subsidiaries of $132.9 million.

The increase in policy loan gross investment income in 2001 and 2000 is primarily due to the increase in average policy loans.

Gross investment income from cash and short-term investments decreased in 2001, primarily due to a decrease in yields, partially offset by an increase in the average portfolio. In 2000, gross investment income from cash and short-term investments increased primarily due to an increase in short-term bond discounts, a 40% increase in the average portfolio, and an improvement in market yields on these securities.

In 2001, investment expenses decreased, primarily due to lower real estate depreciation expenses. In 2000, investment expenses increased primarily due to increased real estate depreciation expenses.
Management’s Discussion and Analysis

In 2001, IMR amortization decreased as we amortized into net investment income the deferral of 2001 and 2000 interest related realized capital losses. We expect this downward trend to continue. In 2000, the amortization of IMR decreased as we amortized into net investment income the deferral of 2000 interest related capital losses.

Fees and other income increased in 2001 primarily due to normal business growth. In 2000, increased fee income was generated from an increase in annuity surrender charges, coupled with increases in life, corporate owned life and long-term care, partially offset by a decrease in group annuity fees.

Policyholders’ benefits and payments decreased in 2001 primarily due to decreased individual annuity withdrawals and surrenders. In 2000, policyholders’ benefits and payments increased primarily due to higher individual annuity withdrawals and surrenders.

Withdrawals and surrenders for individual annuity and supplementary contracts decreased by $1,311.3 million to $1,063.1 million in 2001 compared to $2,374.4 million in 2000 and $761.5 million in 1999. See Individual Line for further discussion. Surrenders of group annuity contracts decreased by $470.4 million to $3,025.6 million in 2001, from $3,496.0 million in 2000 and $3,612.0 million in 1999. The life insurance lapse rate, which is based on the amount of life insurance in force, improved to 5.0% in 2001 from 5.5% in 2000 and 1999.

Addition to policyholders’ reserves in 2001 increased due to an increase in premiums for life, disability income, group annuity and guaranteed investment contracts (“GICs”), over the prior year and a decrease in individual and group annuity surrenders. In 2000, addition to policyholders’ reserves and funds increased primarily due to an increase in premiums for all lines over the prior year and a decrease in group annuity surrenders.

Commissions increased in 2001 primarily due to increased sales and business growth in both the Individual and Retirement Services and Financial Products Lines. In 2000 commissions increased primarily due to an increase in Individual Line commissions, which resulted from an increase in first year commissions for non-traditional products. Commissions do not always correlate to total premium income since commissions are driven by the growth and changing product sales mix for commission paying business, such as individual life and annuity products versus Retirement Services products, which do not generate significant commissions.

Operating expenses and state taxes, licenses and fees increased primarily due to a 26% increase in 2001 and a 15% increase in 2000 for Retirement Services and Financial Products from our continued sales growth.

Federal income taxes decreased in 2001 primarily due to more favorable adjustments in the timing of deductions for reserve increases, expense deductions and income recognition. In 2000, federal income taxes decreased primarily due to an increase in the deductibility of dividends to policyholders, higher credits, and more favorable adjustments in the timing of deductions for reserve increases and expense deductions.

In 2001, dividends to policyholders increased, primarily due to investment, mortality and expense experience, as well as the pass through of distributed earnings from other businesses. In 2000, dividends to policyholders increased primarily due to normal dividend growth, the pass through of distributed earnings from other businesses, and favorable mortality and expense experience. The new dividend schedule, annually approved by the Board of Directors in the fourth quarter, is reflected in net income in the year the dividend is declared.
Management’s Discussion and Analysis

Net realized capital gains (losses) were comprised of the following:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)

Realized capital gain (loss):
Bonds	$ (75.9)	$ 81.3	$ (28.6)	(193)%	NM	%
Common stocks	3.8	53.5	49.7	(93)	8
Mortgage loans	8.6	(7.2)	(2.7)	NM	167
Real estate	39.1	33.3	16.2	17	106
Closed derivatives	(57.7)	(156.1)	(30.6)	(63)	NM
Derivatives marked to market	274.6	-	-	NM	-
Other investments	(40.6)	106.7	(3.8)	(138)	NM
Federal and state taxes	(26.2)	(85.0)	(23.9)	(69)	NM

Net realized capital gains (losses) before deferral to IMR	125.7	26.5	(23.7)	NM	NM
(Gains) losses deferred to IMR	(3.6)	102.6	44.9	(104)	129
Less: taxes on net deferred gains (losses)	1.2	(35.9)	(15.8)	103	127

Net (gains) losses deferred to IMR	(2.4)	66.7	29.1	(104)	129

Net realized capital gain	$ 123.3	$ 93.2	$ 5.4	32%	NM	%

NM=not meaningful or in excess of 200%

In 2001, realized capital gains increased primarily due to derivatives marked to market, as well as increases in real estate and mortgage loans and lower federal and state taxes, partially offset by increased losses in bonds, other investments and lower gains in common stocks. Codification requires the marking to market of derivatives to be classified as realized capital gains (losses). The increase in derivatives marked to market is primarily due to an increase in the value of interest rate swaps resulting from a declining interest rate environment. In 2000, realized capital gains increased primarily due to other investments, which included an increase of $28.3 million from common stock of affiliates and a $67.0 million increase in net gains from partnerships and joint ventures. Changes in interest rates during 2000 has contributed to an increase in interest related losses on derivatives partially offset by gains on our bond portfolio. In 2000, real estate results remained favorable reflecting the continuing positive market environment for these investments.

The realized capital gain (loss) results presented for each year do not reflect the changes in AVR and other investment reserves, which are recorded as a change in policyholders’ contingency reserves. Changes in these reserves are discussed in the “Investments” section.

In 2001, a net gain was deferred into the IMR due to lower interest related losses. Losses deferred into the IMR increased in 2000 due to the deferral of net interest related losses.

Fluctuations in market conditions will impact future investment results.
Management’s Discussion and Analysis

Net realized capital gains (losses) from the sale of bonds were comprised of the following:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)

Gross capital gains	$ 76.4	$ 180.7	$ 103.4	(58)%	75%
Gross capital losses	(152.3)	(99.4)	(132.0)	53	25

Net realized capital gains (losses)	$ (75.9)	$ 81.3	$ (28.6)	(193)%	NM %

NM=not meaningful and in excess of 200%

The following table sets forth the realized capital gains (losses) from derivatives:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00		% Change 00 vs. 99
	($ In Millions)

Closed derivatives:
Equity-related gains (losses)	$ 1.9	$ (0.9)	$ (15.0)	NM	%	94%
Interest-related gains (losses)	(59.6)	(155.2)	(15.6)	62		NM

	(57.7)	(156.1)	(30.6)	63		NM

Derivatives marked to market:
Interest-related gains (losses)	274.6	-	-	NM		NM

Total	$ 216.9	$ (156.1)	$ (30.6)	NM	%	NM %

NM=not meaningful or in excess of 200%
Management’s Discussion and Analysis

Analysis of Results of Operations by Line of Business
Individual Line

Our Individual Line provides a wide range of products and services through our network of general agents, agents, and affiliated distributors. The principal products offered include whole life insurance, variable life insurance, universal life insurance, survivorship life insurance, term and corporate owned life insurance, individual annuity products, structured settlements, individual disability income insurance, and long-term care insurance.

Sales of our Individual Line products are primarily targeted to affluent and emerging affluent market segments including professionals, business owners, principals and partners. Our products are designed to solve complex financial concerns including estate planning and business succession planning needs.

In September 2000, we acquired the structured settlement unit and established MassMutual Settlement Solutions. This unit focuses on the delivery of financial solutions to claimants and defendants in personal injury tort claims.

The following table sets forth the components of net income for the Individual Line:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)

Revenue:
Premium income	$ 5,007.8	$ 4,506.6	$ 3,813.9	11%	18%
Net investment income	2,815.2	2,625.2	2,429.9	7	8
Fees and other income	162.3	159.4	132.9	2	20

Total revenue	7,985.3	7,291.2	6,376.7	10	14

Benefits and expenses:
Policyholders’ benefits and payments	3,454.9	5,077.5	3,087.1	(32)	64
Addition to policyholders’ reserves and funds	1,895.4	(266.0)	1,042.2	NM	(126)
Commissions	319.9	298.5	260.4	7	15
Operating expenses, state taxes, licenses and fees	560.1	452.4	459.4	24	(2)
Federal income taxes	97.8	128.4	141.6	(24)	(9)

Total benefits and expenses	6,328.1	5,690.8	4,990.7	11	14

Net gain from operations before dividends	1,657.2	1,600.4	1,386.0	4	15
Dividends to policyholders	1,095.7	1,084.4	1,029.2	1	5

Net gain from operations	561.5	516.0	356.8	9	45
Net realized capital gain	109.4	107.3	13.8	2	NM

Net income	$ 670.9	$ 623.3	$ 370.6	8%	68%

NM=not meaningful or in excess of 200%

We attribute the 2001 increase in net income primarily to increases in premium and net investment income and lower policyholders’ benefits and payments and federal income taxes, partially offset by higher addition to policyholders’ reserves and funds, an increase in commissions and in policyholders’ dividends.
We attribute the 2000 increase in net income primarily to an increase in premium income, an increase in net investment income and a lower addition to policyholders’ reserves and funds, partially offset by higher policyholders’ benefits and payments, an increase in commissions, and an increase in policyholders’ dividends.
Management’s Discussion and Analysis

Selected premium and life insurance information is presented below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)

Premium income:
Whole life	$ 2,530.9	$ 2,555.1	$ 2,583.4	(1)%	(1)%
Term life	165.5	170.1	159.7	(3)	7
Universal, variable & corporate owned life	1,461.2	711.5	468.6	105	52
Annuities and supplemental contracts	506.5	748.7	299.0	(32)	150
Disability income	336.0	317.2	303.2	6	5
Long-term care	7.7	3.9	-	97	NM

Total	$ 5,007.8	$ 4,506.5	$ 3,813.9	11%	18%

Life insurance sales face amount:
Whole life	$ 3,275.5	$ 3,225.3	$ 3,990.6	2%	(19)%
Term life	17,776.4	11,695.6	8,001.7	52	46
Universal, variable & corporate owned life	12,165.1	8,450.9	5,608.1	44	51
Long-term care	29.9	15.7	-	90	NM

Total	$ 33,246.9	$ 23,387.5	$ 17,600.4	42%	33%

Life insurance in force face amount:
Whole life	$114,954.2	$134,579.1	$126,608.0	(15)%	6%
Term life	62,545.4	30,721.2	33,672.1	104	(9)
Universal, variable & corporate owned life	51,941.6	40,119.0	36,831.4	29	9
Long-term care	45.6	15.7	-	190	NM

Total	$229,486.8	$205,435.0	$197,111.5	12%	4%

	(In Whole Units)
Number of policies in force:
Whole life	1,431,966	1,519,537	1,583,134	(6)%	(4)%
Term life	196,758	152,493	171,544	29	(11)
Universal, variable & corporate owned life	120,641	101,207	98,245	19	3
Annuities	267,744	310,594	311,017	(14)	-
Disability income	310,695	299,696	292,905	4	2
Long-term care	440	154	-	186	NM

Total	2,328,244	2,383,681	2,456,845	(2)%	(3)%

NM=not meaningful or in excess of 200%

Individual line premiums increased in 2001 by 11%, primarily due to increases in variable life, universal life, corporate owned life, structured settlements and disability income, which is reflected by the favorable sales results for 2001. This increase was partially offset by decreases in annuity premium due to the volatility of equity markets and slowed economic growth during 2001 leading to reduced sales across the industry. The increase in corporate owned life is primarily due to the assumption of $325.0 million in premium from a modified coinsurance agreement with an unconsolidated life insurance subsidiary.

An increase in premium income from universal, variable and corporate owned life and annuity and supplemental contracts and disability income drove an 18% increase in Individual Line premiums for 2000. Corporate owned life insurance premiums increased primarily due to our assumption of $275.0 million of premiums from a new modified coinsurance quota-share agreement with one of our unconsolidated life insurance subsidiaries that became effective January 1, 2000. The increase in annuities and supplemental contracts is primarily due to the addition of new fund options to several existing annuity products.
Management’s Discussion and Analysis

Net investment income increased in 2001 primarily due to an 8% increase in the Individual Line’s general investment account invested assets, partially offset by a decrease in overall investment yields. Additionally, the Individual Line’s portion of allocated net investment income included a $130.0 million dividend from our non-insurance subsidiaries, of which the Individual Line was allocated $104.3 million. Allocated net investment income represents the earnings on surplus contributed by the Individual Line products. Assets and earnings on surplus are allocated to the Individual Line and Retirement Services and Financial Products Line, based upon ownership percentages.

Net investment income increased in 2000, primarily due to a 5% increase in the Individual Line’s general investment account invested assets and an increase in investment yields driven by increased income from fixed income, mutual fund dividends, and short-term investment holdings. Additionally, the Individual Line’s portion of allocated net investment income increased in 2000 primarily due to the inclusion of a $132.9 million dividend from our non-insurance subsidiaries, of which the Individual Line was allocated $107.5 million.

The components of fees and other income are set forth below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)

Fees	$120.4	$153.2	$131.1	(21)%	17%
Commission and expense allowance on reinsurance ceded	41.9	6.2	1.8	NM	NM

Total fees and other income	$162.3	$159.4	$132.9	2%	20%

NM=not meaningful or in excess of 200%

Fees decreased in 2001 primarily due to reduced exchange activity related to various annuity exchange programs with an unconsolidated life insurance subsidiary. In 2000, fees increased primarily due to fees earned on various annuity exchange programs with an unconsolidated life insurance subsidiary and additional fee income from an increase in annuity surrender charges.

Policyholders’ benefits and payments decreased in 2001 primarily due to a decrease in surrenders of $1,316.7 million and annuity benefits of $247.7 million, partially offset by increased death benefits of $71.5 million and increased disability income benefits of $13.9 million. The decrease in surrenders is primarily due to a $1,314.2 million decrease in individual annuity surrenders due to actions taken to enhance product offerings, focus on asset retention, and reduce the level of various exchange programs.

Policyholders’ benefits and payments increased in 2000 primarily due to higher individual annuity withdrawals and surrenders of $1,612.9 million, increased death benefits of $5.1 million and increased disability income benefits of $14.9 million. In 2000, the increased rate of individual annuity surrenders was primarily due to three factors: 1) approximately $1,000.0 million of increased surrenders associated with various exchange programs we have with one of our unconsolidated life insurance subsidiaries, 2) a natural increase in the dollar amount of surrenders as business growth causes a higher level of annuity customer account values, and 3) an increase in surrenders, partially due to the recent downturn in the equity markets that back variable annuity products.

Addition to policyholders’ reserves and funds includes transfers to and from separate accounts based upon policyholder elections, and the change in general account reserves. Addition to policyholders’ reserves and funds increased in 2001 primarily due to a decrease in individual annuity separate account withdrawals and surrenders and by increased premiums in corporate owned life. In 2000, addition to policyholders’ reserves and funds decreased primarily due to an increase in individual annuity separate account withdrawals and surrenders, partially offset by increased variable life insurance premiums.

Commissions increased in 2001 primarily due to higher life sales, as well as increases in long-term care and structured settlements. Compared to prior year, the increase in commissions is primarily due to an increase in corporate owned life commissions associated with an assumption reinsurance agreement with an unconsolidated life insurance subsidiary, partially offset by decreases in life commissions. The 2000 increase in commissions was primarily due to high variable life sales. The increase in commissions was primarily due to an increase in life commissions as growth in non-traditional first year commissions were partially offset by decreases in traditional commissions due to lower sales. Commissions do not correlate to total premium income since commissions are driven by the growth and changing product sales mix for commission-paying business.

Operating expenses, state taxes, licenses and fees increased in 2001, primarily due to business growth, higher compensation and benefits, as well as software costs. Operating expenses, state taxes, licenses and fees decreased in 2000, primarily due to a corporate wide expense savings program and lower agent life and health insurance costs.

Federal income taxes decreased in 2001 primarily due to more favorable adjustments in the timing of deductions for reserve increases, expense deductions and income recognition. Federal income taxes decreased in 2000 primarily due to an increase in the deductibility of dividends to policyholders, higher credits, and more favorable adjustments in the timing of deductions for reserve increases and expense deductions.

In 2001 and 2000, dividends to policyholders increased primarily due to normal dividend growth and the pass through of distributed earnings from other businesses. The new dividend schedule, annually approved by the Board of Directors in the fourth quarter, is reflected in the Individual Line’s operating results in the year the dividend is declared.

Realized capital gains increased in 2001 primarily due to an increase in gains on derivatives, as well as mortgage loans, and a lower amount amortized into the IMR, partially offset by increased losses on bonds, common stocks and other invested assets. In 2000, realized capital gains increased primarily due to a reduction of credit losses on bonds, mortgage loans, and derivatives, and increased gains on the sales of real estate and common stocks, partially offset by losses on derivatives.
Management’s Discussion and Analysis

Retirement Services and Financial Products Line

Retirement Services and Financial Products Line offer retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

Primarily serving companies with $5 million to $250 million in retirement plan assets, this line of business meets the needs of approximately 5,000 plan sponsors and nearly 670,000 participants, providing companies with the valuable ability to entirely outsource their retirement benefit operations.

In October 2000, we formed the Financial Products Division. The Financial Products Division offers GICs for U.S. retirement plans, funding agreements for international institutional investors and terminal funding contracts for defined benefit plans.

The following table sets forth the components of net income for the Retirement Services and Financial Products Line:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Revenue:
Premium income	$5,378.4	$4,818.7	$3,357.1	12%	44%
Net investment income	771.0	688.4	645.9	12	7
Fees and other income	33.2	21.4	37.2	55	(42)

Total revenue	6,182.6	5,528.5	4,040.2	12	37

Benefits and expenses:
Policyholders’ benefits and payments	3,576.9	4,160.9	4,206.9	(14)	(1)
Addition to policyholders’ reserves and funds	2,309.3	1,100.5	(388.1)	110	NM
Commissions	28.5	25.9	21.4	10	21
Operating expenses, state taxes, licenses and fees	107.2	84.9	73.7	26	15
Federal income taxes	24.5	18.8	19.3	30	(3)

Total benefits and expenses	6,046.4	5,391.0	3,933.2	12	37

Net gain from operations before dividends	136.2	137.5	107.0	(1)	29
Dividends to policyholders	1.3	1.8	1.8	(28)	-

Net gain from operations	134.9	135.7	105.2	(1)	29
Net realized capital gain (loss)	13.9	(14.1)	(8.4)	199	(68)

Net income	$ 148.8	$ 121.6	$ 96.8	22%	26%

NM=not meaningful or in excess of 200%

Net income increased in 2001 primarily due to increased capital gains compared to 2000. Year-over-year revenue increased due to the successful introduction of new products and distribution channels. Under Codification, GIC-backed note deposits are not reflected in revenue.

Net income increased in 2000 primarily due to the increased premiums from the success of the new products and new distribution channels, higher net investment income, a decrease in policyholders’ benefits and payments, and lower federal income taxes, partially offset by a decrease in fees and other income, higher additions to policyholders’ reserves and funds, and an increase in net realized capital loss.
Management’s Discussion and Analysis

Selected premium and sales information is presented below:

	Years Ended December 31,
	2001	2000	1999	% Change 01 vs. 00	% Change 00 vs. 99
	($ In Millions)
Premium income:
Defined contribution	$4,195.0	$4,100.7	$2,847.2	2%	44%
Defined benefit	93.1	101.9	108.7	(9)	(6)
GIC and single premium annuity contracts	180.4	253.4	95.1	(29)	166
Separate accounts	612.2	302.0	242.8	103	24
Other	297.7	60.7	63.3	NM	(4)

Total	$5,378.4	$4,818.7	$3,357.1	12%	44%

Current year new sales	$4,599.3	$3,056.8	$1,803.4	50%	70%

NM=not meaningful or in excess of 200%

Premium income increased in 2001 compared to 2000. Under Codification, premium income excludes Euro-GICs, which are included in sales. In 2000 and 1999, we have removed $577.2 million and $459.3 million of Euro-GIC note deposits, respectively, from premium income for presentation purposes. Other premium income grew substantially due to sales of Retirement Services defined contribution and defined benefit plans.

We attribute the 2000 increase in premium income primarily to ongoing growth of core business fueled by new product sales. There has been continued effort in the domestic and international GIC markets, as well as an increase in our Superflex and RMAP defined contribution products. New products and channels accounted for 60% of 2000 sales. These include: a full-service 401(k) distributed through third-party administrators, joint ventures with Wells Fargo and First Union Bank to distribute our defined benefit product, and “Taft-Hartley Act” plans for labor unions. A “total retirement services” program has also been established to integrate defined contribution, defined benefits and non-qualified plans.

Net investment income increased in 2001 primarily due to increased general investment account assets partially offset by lower interest rates. Allocated net investment income increased in 2001 due to the inclusion of a $130.0 million dividend from our non-insurance subsidiaries, of which $25.7 million was allocated to the Retirement Services and Financial Products Line.

In 2000, net investment income increased primarily due to an 8% increase in the line’s general investment account. Allocated net investment income increased in 2000 due to the inclusion of a $132.9 million dividend from our non-insurance subsidiaries, of which $25.4 million was allocated to the Retirement Services and Financial Products Line.

Fees and other income increased in 2001 due to increased assets under management, while fees and other income decreased in 2000.

Policyholders’ benefits and payments decreased in 2001 primarily due to a decrease of $678.7 million in surrenders on group annuity contracts. Policyholders’ benefits and payments decreased in 2000, primarily due to a decrease in surrenders on group annuity products, partially offset by an increase in defined contribution contract payments. Surrenders on group annuity contracts decreased by $116.2 million to $3,496.0 million in 2000, from $3,612.2 million in 1999, with the majority of the withdrawals coming from the separate accounts.

The increase in addition to policyholders’ reserves and funds for 2001 was primarily due to increased premium and a reduction in policyholder benefits. These increases include transfers to and from separate accounts based upon policyholder elections, and the change in general account reserves.

Addition to policyholders’ reserves and funds increased in 2000 primarily due to the increase in premiums. General account reserves increased in 2000 primarily due to a $314.6 million increase in GIC reserves and a $145.2 million increase in Group Annuity reserves.

Operating expenses increased in 2001 and 2000 primarily due to our continued growth and increase in current year new sales.

Commissions increased in 2001 and 2000 primarily due to increased new sales and continued growth in our full service defined contribution business.

Federal income taxes increased in 2001 primarily due to less favorable adjustments in the timing of expense deductions. In 2000, federal income taxes decreased primarily due to an increase in the deductibility of policyholder dividends.

Net realized capital gains increased in 2001 due to increased gains on derivatives marked to market. Net realized capital losses increased in 2000 due to a decrease in real estate gains.
Management’s Discussion and Analysis

Statement of Financial Position

The following table sets forth our more significant assets, liabilities and policyholders’ contingency reserves:

	Years Ended December 31,
	2001	2000	% Change
	($ In Millions)

Assets:
Bonds	$26,596.3	$25,212.5	5%
Common stocks	444.7	486.8	(9)
Mortgage loans	6,930.1	6,949.5	-
Real estate	1,923.7	2,017.0	(5)
Other investments	3,418.3	2,842.8	20
Policy loans	6,071.2	5,727.1	6
Cash and short-term investments	4,683.8	2,292.4	104

Total invested assets	50,068.1	45,528.1	10
Other assets	2,261.4	1,820.6	24

	52,329.5	47,348.7	11
Separate account assets	17,909.5	18,819.7	(5)

Total assets	$70,239.0	$66,168.4	6%

Liabilities:
Policyholders’ reserves and funds	$42,768.8	$39,117.3	9%
Policyholders’ dividends	1,146.8	1,130.3	1
Policyholders’ claims and other benefits	364.2	333.5	9
Federal income taxes	674.3	740.2	(9)
Asset valuation and other investment reserves	690.8	892.6	(23)
Other liabilities	1,533.4	1,299.2	18

	47,178.3	43,513.1	8
Separate account liabilities	17,909.5	18,819.7	(5)

Total liabilities	65,087.8	62,332.8	4
Policyholders’ contingency reserves	5,151.2	3,835.6	34

Total liabilities and policyholders’ contingency reserves	$70,239.0	$66,168.4	6%

Management’s Discussion and Analysis

Assets

Total assets increased 6% in 2001, primarily due to additional GIC products, and positive net cash flow from new deposits in Retirement Services and corporate owned life insurance. Separate accounts decreased primarily due to volatile market performance.

Bonds increased by 5%. In 2001, we purchased $9.6 billion in bonds and had $8.1 billion in maturities and sales proceeds. Bonds and short-term securities in NAIC Classes 1 and 2 were 58% of general investment account assets at December 31, 2001 and 55% at December 31, 2000. The percentage of general investment account assets representing bonds and short-term investments in NAIC Classes 3 through 6 was 5% at December 31, 2001, and 6% at December 31, 2000. See “Investments” section for more discussion of NAIC Investment classes.

Mortgage loans remained relatively unchanged in 2001, primarily due to a continuation of our strategy of increasing investments in higher yielding assets. For the year ended December 31, 2001, we issued $1,816.9 million in new mortgage loans, while $1,885.2 million were repaid and $40.1 million were foreclosed.

Real estate decreased in 2001, primarily due to sale of real estate and the change in the method of calculating depreciation from the constant yield method to the straight line method for certain hotels, which reduced real estate by $84.2 million. In 2001, we invested $209.1 million in improvements and purchases, incurred $78.7 million in depreciation expense, and received $178.6 million in proceeds from the sale of real estate. At December 31, 2001, hotels and commercial office buildings represented 86% of our real estate portfolio compared to 83% at December 31, 2000. We believe that by increasing our investments in hotels and commercial office buildings, we are leveraging our expertise in this field.

Other investments, consisting of joint ventures, partnerships, derivatives, preferred stocks, and affiliated common stocks, increased by 20% in 2001. This increase is primarily due to $685.9 million of increases in derivative instruments, partially due to an increase under Codification for marking derivatives to market, and capital contributions of $175.0 million that we made to certain unconsolidated subsidiaries, partially offset by decreases in joint ventures and partnerships.

Policy loans increased in 2001 due to natural growth in individual and corporate owned life policies.

Liabilities

Total liabilities increased 4% in 2001, primarily due to continued growth in policyholders’ reserves and funds, growth in policyholders’ claims and other benefits, increases in policyholders’ dividends, and other liabilities, partially offset by decreases in separate account liabilities, asset valuation and other investment reserves, and federal income taxes.

Policyholders’ reserves and funds increased, primarily due to a $1,678.1 million increase in Retirement Services’ reserves, a $1,168.6 million increase in individual life reserves, a $633.5 million increase in reserves for corporate owned life insurance, and an $87.4 million increase in disability income reserves.

The liability for policyholders’ dividends increased in 2001, due to the increase in apportioned dividends for 2002, driven by the pass-through of distributed earnings from other businesses and favorable investment results.

Asset valuation and other investment reserves decreased 22.6% in 2001 primarily due to the release of AVR related to bond credit losses that have been realized. For a rollforward of these reserve balances, see “Investment Reserves” in the “Investments” section.

Policyholders’ Contingency Reserves

The increase in policyholders’ contingency reserves was due to:

•	2001 net income of $819.7 million,

•	an increase from the cumulative effect of the change in statutory accounting principles of $981.2 million,

•	an increase of $201.8 million due to the change in AVR and other investment reserves, and partially offset by:

•
a decrease of $490.7 million from net unrealized capital losses, of which $383.1 million is due to the change in unrealized gains on unconsolidated subsidiaries that includes the impact of $130.0 million in dividends received from non-insurance subsidiaries, and

•	a decrease of $210.1 million from changes in non-admitted assets.

Liquidity and Capital Resources

Liquidity

Cash and short-term investments increased $4,683.8 million at December 31, 2001, as a result of increased liquidity needed to cover our derivative positions and meet our other obligations.

Net cash provided by operating activities increased $1,814.2 million, or 71%, to $4,353.6 million in 2001 from $2,539.4 million in 2000, following an increase of $386.6 million, or 18%, from $2,152.8 million in 1999.

We attribute the increase in 2001 to increased premiums and net investment income, reduced surrenders and annuity benefits and decreased federal income taxes paid. We attribute the increase in 2000 to higher net income.

Loans and purchases of investments decreased $1,082.2 million, or 8%, to $13.1 billion in 2001 from $14.2 billion in 2000. Sales and maturities of investments and receipts from repayments of loans decreased $1,011.6 million, or 8%, to $11.1 billion in 2001 from $12.1 billion in 2000.

We utilize sophisticated asset/liability analysis techniques in order to set the investment policy for each liability class. Additionally, we test the adequacy of the projected cash flows provided by assets to meet all of our future policyholder and other obligations. We perform these studies using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses and other considerations. The result provides a picture of the adequacy of the underlying assets, reserves and capital.

We have structured our investment portfolio to ensure we have a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.

Our principal sources of liquidity are operating cash flow and holdings of cash, cash equivalents and other readily marketable assets. Our primary cash flow sources include investment income, principal repayments on invested assets, and life insurance premiums. Historically, we have consistently experienced net positive cash flow from operations.

Our liquid assets include U.S. Treasury bond and agency holdings, short-term money market investments, stocks and marketable long-term fixed income securities. The carrying value of highly liquid securities, including NAIC Class 1 and 2 publicly traded bonds, short-term securities and cash, was approximately $18.4 billion at December 31, 2001.

We proactively manage our liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. We analyze a variety of scenarios modeling potential demands on liquidity, taking into account the provisions of our policies and contracts in force, our cash flow position, and the volume of cash and readily marketable securities in our portfolio.

One of our primary liquidity concerns is the risk of early contractholder and policyholder withdrawal. The three most affected products are individual life insurance and individual deferred annuities offered by the Individual Line and the participating products offered by the Retirement Services and Financial Products Line. Life insurance policies are less susceptible to withdrawal than annuity contracts because annuities are primarily used as investment vehicles, while life policies are used to fulfill longer-term financial planning needs. A substantial part of our individual life insurance exposure is focused on a well-seasoned, mature block of business. We closely evaluate and manage our liquidity risk by, for example, seeking to include provisions such as contingent deferred sales charges to discourage surrenders.

Our exposure to early withdrawal under the Retirement Services and Individual Line annuity businesses, as of the dates indicated, can be described as follows:
Management’s Discussion and Analysis

Withdrawal Characteristics of Annuity Reserves and Deposit Fund Liabilities

	December 31,
	2001		2000
	Amount	% of Total	Amount	% of Total
	($ In Millions)

Subject to discretionary withdrawal with adjustment:
With market value adjustment	$ 4,444.7	15%	$ 3,713.3	13%
At market value	16,974.7	58	18,286.1	63
At book value less surrender charge	177.0	1	137.9	1

	21,596.4	74	22,137.3	77
Subject to discretionary withdrawal without adjustment:
At book value (minimal or no charge or adjustment)	2,381.0	8	2,425.2	8
Not subject to discretionary withdrawal	5,459.6	18	4,476.0	15

Total annuity reserves and deposit fund liabilities	$29,437.0	100%	$29,038.5	100%

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 2001, our total adjusted capital as defined by the NAIC was $6,414.2 million. NAIC Risk Based Capital (“RBC”) is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of both its size and risk profile. It provides an elastic means of setting the capital requirement in which the degree of risk taken by the insurer is the primary determinant. Although we believe that there is no single appropriate means of measuring RBC needs, we believe that the NAIC approach to RBC measurement is reasonable, and we manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was in excess of all RBC standards at December 31, 2001 and 2000. We believe that we are well positioned to meet policyholder and other obligations.

Inflation

A large portion of our operating expenses consist of salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. Our continuing efforts to control expenses may reduce the impact of inflation on operating expenses. Inflation also indirectly affects us. New sales and surrenders of our insurance and retirement products, as well as investment income are influenced by inflation to the extent that the government’s economic policy to control the level of inflation results in changes in interest rates.

Investments

General

As shown on our Statutory Statements of Financial Position, approximately 26% of our assets at December 31, 2001 are policyholders’ investments in our separate accounts. We record the assets in our separate accounts at market value, and we pass all investment risks on to our policyholders. The following discussion focuses on the general investment account portfolio, which does not include our separate account assets.

At December 31, 2001, we had $50.1 billion of invested assets in our general investment account. We manage the portfolio of invested assets to support the general account liabilities of the business in light of yield, liquidity and diversification considerations.
Management’s Discussion and Analysis

The following table sets forth our invested assets in the general investment account and the related gross investment yield thereon, after deducting real estate operating expenses and taxes, as of the dates indicated.

	December 31,
	2001			2000			1999
	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield	Carrying Value	% of Total	Yield
	($ In Millions)

Bonds	$26,596.3	53%	7.9%	$25,212.5	55%	8.0%	$24,598.4	57%	7.7%
Common stocks	444.7	1	5.4	486.8	1	1.1	393.1	1	1.5
Mortgage loans	6,930.1	14	8.7	6,949.5	15	8.4	6,540.8	15	8.6
Real estate	1,923.7	4	19.1	2,017.0	4	13.5	2,138.8	5	12.3
Policy loans	6,071.2	12	8.5	5,727.1	13	8.3	5,466.9	13	7.7
Other investments	3,418.3	7	13.3	2,842.8	7	8.5	2,418.2	5	8.7
Cash and short-term investments	4,683.8	9	4.1	2,292.4	5	8.2	1,785.8	4	5.2

Total investments	$50,068.1	100%	8.6%	$45,528.1	100%	8.6%	$43,342.0	100%	8.0%

We calculate the yield on each investment category, before federal income taxes, as: (a) two times gross investment income, which for real estate deducts operating expenses and real estate taxes, divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income. If indirect expenses including depreciation on real estate investments were deducted, net yields on total investment would be 7.8%, 7.7% and 7.5%, for the years ended December 31, 2001, 2000 and 1999, respectively.

Bonds

We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

As of December 31, 2001, mortgage-backed securities in the bond portfolio consisted of $3.2 billion of Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) commitments, Federal Home Loan Mortgage Corporation (“FHLMC”), and Federal Housing Administration (“FHA”) mortgage-backed pass-through securities, and $3.1 billion of government agency-backed collateralized mortgage obligations.

Substantially all of our publicly traded and privately placed bonds are evaluated by the NAIC Securities Valuation Office (“SVO”) which assigns securities to one of six NAIC investment classes, with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Classes 1 and 2 are investment grade, Class 3 is medium quality and Classes 4, 5 and 6 are non-investment grade.

For securities, which have not as yet been rated by the NAIC, we use an internal rating system. We believe that our internal rating system is similar to that used by the SVO.

See Note 3a to the financial statements for a maturity distribution of bonds at December 31, 2001 and the carrying value, gross unrealized gains and losses, and the estimated fair value of our bond portfolio, excluding short-term securities, at December 31, 2001 and 2000.
Management’s Discussion and Analysis

The table below sets forth the NAIC SVO ratings for our bond portfolio (including short-term securities) along with what we believe are the equivalent rating agency designations.

At December 31, 2001 and 2000, 92% of the portfolio was invested in NAIC Class 1 and 2 securities.
Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	2001		2000
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$17,926.8	57%	$14,682.7	55%
2	Baa	10,850.2	35	10,194.3	37
3	Ba	1,100.7	4	1,142.8	4
4	B	847.4	3	1,006.8	4
5	Caa and lower	298.7	1	266.5	-
6	In or near default	142.9	-	110.7	-

	Total	$31,166.7	100%	$27,403.8	100%

The tables below set forth the NAIC SVO ratings for our publicly traded and privately placed bond portfolios, including short-term securities:

Publicly Traded Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	2001		2000
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$13,547.8	72%	$10,588.5	70%
2	Baa	4,693.8	25	4,061.7	27
3	Ba	198.4	1	189.4	1
4	B	151.5	1	370.5	2
5	Caa and lower	107.6	1	35.8	-
6	In or near default	39.9	-	9.8	-

	Total	$18,739.0	100%	$15,255.7	100%

Management’s Discussion and Analysis

Privately Placed Bond Credit Quality
(includes short-term securities)

		December 31,
NAIC Bond Classes	Rating Agency Equivalent Designation	2001		2000
		Carrying Value	% of Total	Carrying Value	% of Total
		($ In Millions)
1	Aaa/Aa/A	$ 4,379.0	35%	$ 4,094.2	34%
2	Baa	6,156.4	49	6,132.6	50
3	Ba	902.3	7	953.4	8
4	B	695.9	6	636.3	5
5	Caa and lower	194.4	2	230.7	2
6	In or near default	99.7	1	100.9	1

	Total	$12,427.7	100%	$12,148.1	100%

We utilize our investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification, and obtain higher yields than are possible with comparable quality public market securities. To control risk when utilizing privately placed securities, we rely upon:

•	broader access to management information,

•	strengthened negotiated protective covenants,

•	call protection features, and

•	a higher level of collateralization than can customarily be achieved in the public market.

The strength of the privately placed bond portfolio is demonstrated by the predominance of NAIC Classes 1 and 2 securities.

The following table sets forth by industry category the total bond portfolio, including short-term securities, as of December 31, 2001:

Bond Portfolio by Industry
(includes short-term securities)

	December 31, 2001
	Public		Private		Total
Industry Category	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Mortgage-backed securities	$ 7,114.3	38%	$ 724.6	6%	$ 7,838.9	25%
Government	3,000.3	16	66.9	-	3,067.2	10
Finance	1,629.9	9	3,721.3	30	5,351.2	17
Utilities	1,068.6	6	471.3	4	1,539.9	5
Consumer services	1,056.4	6	1,890.5	15	2,946.9	9
Natural resources	1,049.0	6	1,112.9	9	2,161.9	7
Capital goods	1,028.6	5	1,457.1	12	2,485.7	8
Media	579.7	3	396.9	3	976.6	3
Consumer goods	517.9	3	364.6	3	882.5	3
Telecommunications	454.0	2	220.1	2	674.1	2
Asset-backed securities	310.0	2	475.6	4	785.6	3
Transportation	274.9	1	513.2	4	788.1	2
Healthcare	246.0	1	245.5	2	491.5	2
Retail	216.9	1	309.5	2	526.4	2
Technology	192.5	1	340.0	3	532.5	2
Other	-	-	117.7	1	117.7	-

Total	$18,739.0	100%	$12,427.7	100%	$31,166.7	100%

Management’s Discussion and Analysis

Bond Portfolio Surveillance and
Under-Performing Investments

To identify under-performing investments, we review all bonds on a regular basis utilizing the following criteria:

•	material declines in revenues or margins,

•	significant uncertainty regarding the issuer’s industry,

•	debt service coverage or cash flow ratios that fall below industry-specific thresholds,

•	violation of financial covenants,

•	trading of public securities at a substantial discount due to specific credit concerns, and

•	other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or renegotiations of terms of specific investments.

The NAIC defines under-performing bonds as those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract.

The following table sets forth bonds in NAIC Classes 5 and 6, split between performing and under-performing status:

NAIC Class 5 and 6 Bonds
Carrying Value

	December 31,
	2001	2000
	(In Millions)
Performing:
Public	$ 15.3	$ 35.8
Private	146.4	230.7

Total performing	161.7	266.5

Under-performing:
Public	131.5	9.8
Private	146.6	100.9

Total under-performing	278.1	110.7

Total	$439.8	$377.2

As a result of our conservative monitoring process, we generate an internal watch list, which includes certain securities that would not be classified as under-performing under the SVO credit rating system. At December 31, 2001, our internal watch list contained bonds having a carrying value of $926.1 million, or approximately 3%, of the total bond portfolio, excluding short-term securities. Our internal watch list is comprised of bonds that have the following NAIC ratings:

•	$15.3 million NAIC Class 1,

•	$236.9 million NAIC Class 2,

•	$182.7 million NAIC Class 3,

•	$354.3 million NAIC Class 4, and

•	$136.9 million NAIC Class 5.

Mortgage Loans

Mortgage loans represented 14% and 15% of the total investments in the general investment account at December 31, 2001 and 2000, respectively. Mortgage loans consist of commercial mortgage loans and residential mortgage loan pools. Commercial mortgage loans as a percentage of the mortgage loan portfolio were 79% at December 31, 2001, and 82% at December 31, 2000.

See Note 3c to the financial statements for a maturity distribution of mortgage loans at December 31, 2001.

Commercial

The majority of our commercial mortgage loan portfolio consists of fixed and floating rate loans on completed, income producing properties. The majority of the portfolio is fixed rate mortgages.

At December 31, 2001 and 2000, 85% and 83%, respectively, of the commercial mortgage loan portfolio consisted of bullet loans. Bullet loans are loans that do not fully amortize over their term.

We had $195.6 million of bullet loans scheduled to mature during 2001, of which, $108.4 million, or 55%, were paid in full at maturity. Four loans totaling $43.4 million, or 22%, were foreclosed or anticipated to foreclose or paid off at a discount. One loan for $6.3 million, or 3%, was refinanced, and two loans for $37.5 million, or 19%, were extended.

During 2001, all renewed bullet loans were performing assets prior to renewal and all loan renewals reflected market conditions. Past experience with regard to bullet maturities, however, is not necessarily indicative of future results.

We consider the maturities of commercial mortgage loans to be sufficiently diversified, and we carefully monitor and manage them in light of our liquidity needs.

The following tables set forth the commercial mortgage loan portfolio by property type and geographic distribution:

Commercial Mortgage Loans by
Property Type

	December 31,
	2001		2000
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Office	$2,345.0	43%	$2,380.5	42%
Hotels & motels	1,086.2	20	1,137.2	20
Apartments	1,078.0	20	1,100.4	20
Retail	492.6	9	529.9	9
Industrial & other	448.6	8	534.2	9
Commercial pools	0.3	-	0.4	-

	$5,450.7	100%	$5,682.6	100%

Commercial Mortgage Loans by
Geographic Distribution

	December 31,
	2001		2000
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
West	$1,302.1	24%	$1,271.6	22%
Northeast	1,059.7	19	976.9	17
Midwest	934.6	17	939.5	17
Southwest	844.6	16	902.1	16
Southeast	696.0	13	628.3	11
Mid- Atlantic	613.7	11	964.2	17

	$5,450.7	100%	$5,682.6	100%

Residential

The residential mortgage loan portfolio consists primarily of conventional and FHA/Veteran Administration (“VA”) mortgage pools. These investments have provided us with excellent loss/risk experience. We impose rigorous investment standards, including governmental agency guarantees, seasoned pools, and discount pricing as protection against prepayment risk.

Mortgage Loan Portfolio Surveillance and Under-Performing Investments

We actively monitor, manage and directly service our commercial mortgage loan portfolio. Our personnel perform or review all aspects of loan origination and portfolio management, including:

•	lease analysis,

•	property transfer analysis,

•	economic and financial reviews,

•	tenant analysis, and

•	oversight of default and bankruptcy proceedings.

We re-value all properties each year and re-inspect all properties either annually or every other year based on internal quality ratings.

We use the following criteria, among others, to determine whether a current or potential problem exists:

•	borrower bankruptcies,

•	major tenant bankruptcies,

•	requests for restructuring,

•	delinquent tax payments,

•	late payments,

•	loan-to-value or debt service coverage deficiencies, and

•	overall vacancy levels.
Management’s Discussion and Analysis

The carrying values of current and potential problem commercial mortgage loans as of the dates indicated were as follows:

Current and Potential Problem
Commercial Mortgage Loans

	December 31,
	2001	2000
	(In Millions)
Restructured	$13.9	$35.1
In Process of Foreclosure	2.2	9.1
In Default	-	13.8

Total	$16.1	$58.0

The AVR contains a commercial mortgage loan component, which totaled $88.6 million at the end of 2001 and $98.2 million at the end of 2000. In addition, at December 31, 2001 and 2000, we maintained a separate commercial mortgage loan investment reserve of $12.5 million and $14.2 million for properties in the process of foreclosure and for other anticipated losses. See “Investment Reserves.”

The following tables set forth current and potential problem commercial mortgage loans by property type and geographic distribution:

Commercial Mortgage Loan Distribution
by Property Type

	December 31, 2001
	Total Loan Amount	Problem Loan Amount	% of Total Loan Amount
	($ In Millions)
Office	$2,345.0	$ 13.9	0.6%
Hotels & motels	1,086.2	-	-
Apartments	1,078.0	-	-
Retail	492.6	2.2	0.4
Industrial & other	448.9	-	-

Total	$5,450.7	$ 16.1	0.3%

Commercial Mortgage Loan Distribution
by Geographic Distribution

	December 31, 2001
	Total Loan Amount	Problem Loan Amount	% of Total Loan Amount
	($ In Millions)
West	$1,302.1	$ 1.0	0.1%
Northeast	1,059.7	13.9	1.3
Midwest	934.6	-	-
Southwest	844.6	0.8	0.1
Southeast	696.0	-	-
Mid-Atlantic	613.7	0.4	0.1

Total	$5,450.7	$ 16.1	0.3%

The following is a comparison of our commercial mortgage loan experience against the latest available industry averages as provided by the American Council of Life Insurers (“ACLI”). We establish reserves for commercial mortgage loans in the process of foreclosure, and recognize losses on such commercial mortgage loans upon foreclosure.

MassMutual and Life Insurance Industry
Commercial Mortgage Loan Comparisons

	December 31, 2001		December 31, 2000
	MassMutual	ACLI	MassMutual	ACLI
Delinquent [1]	-%	0.06%	0.24%	0.11%
Restructured [2]	0.27	0.98	0.62	1.72
In foreclosure	0.02	0.07	0.16	0.17

Subtotal	0.29	1.11	1.02	2.00
Foreclosed	0.80	0.24	0.05	0.09

Total	1.09%	1.35%	1.07%	2.09%

[1]	Commercial mortgage loans are classified as delinquent when two or more payments are past due.

[2]
Commercial mortgage loans are classified as restructured when they are in good standing, but the basic terms such as interest rate or maturity date have been modified as a result of an actual or anticipated delinquency.

We also compare our residential mortgage loan experience to Mortgage Bankers’ Survey industry averages. At December 31, 2001, our delinquency rate for conventional loans was 1.12%, as compared to the industry average of 1.11%.
Management’s Discussion and Analysis

Real Estate

Our real estate portfolio includes real estate properties we occupy and real estate we originally acquired as investments or through foreclosure or deed in lieu of foreclosure. At December 31, 2001, foreclosed real estate had a carrying value, net of write-downs, of $39.9 million compared to $39.4 million at December 31, 2000.

The following tables illustrate the diversity of our real estate portfolio by property type and geographic distribution:

Real Estate by Property Type

	December 31,
	2001		2000
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Office	$ 869.9	45%	$ 873.8	43%
Hotels & motels	781.5	41	802.2	40
Apartments	115.8	6	149.6	7
Retail	101.2	5	134.4	7
Industrial & other	55.3	3	57.0	3

Total	$1,923.7	100%	$2,017.0	100%

Real Estate by Geographic Distribution

	December 31,
	2001		2000
	Carrying Value	% of Total	Carrying Value	% of Total
	($ In Millions)
Northeast	$ 506.9	26%	$ 498.1	25%
West	413.8	22	433.7	21
Southwest	313.5	16	316.0	16
Mid-Atlantic	251.6	13	265.2	13
Southeast	231.4	12	303.8	15
Midwest	206.5	11	200.2	10

Total	$1,923.7	100%	$2,017.0	100%

At December 31, 2001, our real estate portfolio consisted of 101 properties with a statement value in excess of $1.9 billion. The portfolio is primarily unleveraged with only $21.0 million in third party non-recourse debt outstanding at December 31, 2001.

We review individual property valuations on a regular basis. Asset managers at our regional offices first establish our real estate valuations using a third party valuation software projecting income on a lease-by-lease basis. We also reflect budgeted expenses, leasing assumptions, and capital expenditures. We review these valuations for technical accuracy, methodology and the appropriateness of the assumed rates of return. Additionally, in 2001, external independent appraisers appraised a sample of properties constituting 18.9% of the portfolio’s market value.

At December 31, 2001, our real estate AVR totaled $287.8 million. There were no separate real estate reserves recorded at December 31, 2001. In addition, at December 31, 2000, we maintained a separate real estate reserve of $2.1 million for properties held for sale during the upcoming year.

Investment Reserves

When we determine that it is probable that the estimated fair value of an invested asset is less than our carrying value, we establish and record appropriate write-downs or investment reserves in accordance with statutory practice.

We determine the net realizable value of bonds in accordance with principles established by the SVO using criteria such as:

•	the net worth and capital structure of the borrower,

•	the value of the collateral,

•	the presence of additional credit support, and

•	our evaluation of the borrower’s ability to compete in a relevant market.

In the case of real estate and commercial mortgage loans, we make borrower and property-specific assessments as well.

In compliance with regulatory requirements, we maintain an AVR. The AVR stabilizes policyholders’ contingency reserves against non-interest rate related fluctuations in the value of stocks, bonds, mortgage loans, and real estate.

We maintain other investment reserves which are not mandated by regulation, in anticipation of future losses on specific real estate properties and mortgage loans, particularly mortgage loans in the process of foreclosure.
Management’s Discussion and Analysis

Our total investment reserves at December 31, 2001 were $690.8 million, a 23% decrease from December 31, 2000, consisting of AVR of $678.3 million and other investment reserves of $12.5 million for mortgage loans and real estate.

Asset valuation and other investment reserves decreased in 2001 primarily due to an increase in unrealized capital losses on all investments and an increase in net realized capital losses on bonds and real estate.

The following table presents the change in total investment reserves for the years 2001 and 2000:

	Total Investment Reserves
	Bonds, Preferred Stocks and Short-term Investments	Mortgage Loans	Real Estate and Other Invested Assets	Common Stock	Special Contingency Reserve for Surplus Notes	Total
	(In Millions)
Balance at December 31, 1999 [1]	$ 279.6	$ 170.0	$ 286.6	$ 250.9	$ 6.7	$ 993.8

Reserve contributions [2]	63.3	(22.3)	(24.4)	69.3	(6.7)	79.2
Transfers among categories	31.5	(31.5)	(9.1)	9.1	-	-
Net realized capital gains (losses) [3]	18.9	(3.7)	55.9	55.8	-	126.9
Unrealized capital gains (losses) [4]	(22.9)	-	16.3	(300.7)	-	(307.3)

Net change to policyholders’ contingency reserves [5]	90.8	(57.5)	38.7	(166.5)	(6.7)	(101.2)

Balance at December 31, 2000 [1]	$ 370.4	$ 112.5	$ 325.3	$ 84.4	$ -	$ 892.6

Reserve contributions [2]	79.3	11.4	10.8	123.4	-	224.9
Transfers among categories	11.7	(11.7)	-	-	-	-
Adjustments to maximum/minimum	-	-	-	184.6	-	184.6
Net realized capital gains (losses) [3]	(117.3)	(2.6)	(4.3)	5.1	-	(119.1)
Unrealized capital (losses) [4]	(42.2)	(8.5)	(44.0)	(397.5)	-	(492.2)

Net change to policyholders’ contingency reserves [5]	(68.5)	(11.4)	(37.5)	(84.4)	-	(201.8)

Balance at December 31, 2001 [1]	$ 301.9	$ 101.1	$ 287.8	$ -	$ -	$ 690.8

[1]	The balance is comprised of the AVR and Other Investment Reserves, which are recorded as liabilities on the Statutory Statements of Financial Position as follows:

	AVR	Other Investment Reserves	Total
	(In Millions)
Balance at December 31, 1999	$937.0	$56.8	$993.8
Balance at December 31, 2000	$876.3	$16.3	$892.6
Balance at December 31, 2001	$678.3	$12.5	$690.8

[2]
Amounts represent contributions calculated on a statutory formula plus amounts we deem necessary. The statutory formula provides for maximums that when exceeded cause us to have a negative contribution. Additionally, these amounts represent the net impact on policyholders’ contingency reserves for investment gains and losses not related to changes in interest rates.

[3]
These amounts offset realized capital gains (losses), net of tax, that have been recorded as a component of net income. Amounts include realized capital gains and losses, net of tax, on sales not related to interest fluctuations, such as repayments of mortgage loans at a discount, mortgage loan foreclosures, and real estate permanent write-downs.

[4]
These amounts offset unrealized capital gains (losses), recorded as a change in policyholders’ contingency reserves. Amounts include unrealized losses due to market value reductions of securities with a NAIC quality rating of 6 and net changes in the undistributed earnings of subsidiaries.

[5]	Amounts represent the reserve contributions (note 2) less amounts already recorded (notes 3 and 4). This net change in reserves is recorded as a change in policyholders’ contingency reserves.
Management’s Discussion and Analysis

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using “forward-looking statements” that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are assumed by the contract holders.

Our assets, such as bonds, stocks, mortgage loans, policy loans and derivatives are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold or issue any financial instruments for the purposes of trading.

Our primary market risk exposure is changes in interest rates, which can cause changes in the fair value, cash flows, and earnings of certain financial instruments. To manage our exposure to interest rate changes, we use sophisticated quantitative asset/liability management techniques. Asset/liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 2001, we estimate that a hypothetical immediate 10% increase in interest rates would decrease the net fair value of our financial instruments by $850 million. A change in interest rates of 10% would not have a material impact on our future earnings or cash flows. A significant portion of our liabilities, e.g., insurance policy and claim reserves, are not considered financial instruments and are excluded from the above analysis. Because of our asset/liability management, a corresponding change in fair values of these liabilities, based on the present value of estimated cash flows, would significantly offset the net decrease in fair value of assets estimated above.

We also use derivative financial instruments to manage our investment risks; primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. We do not hold or issue these financial instruments for trading purposes.

The notional amounts described below do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices, or financial or other indexes.

We utilize interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks. Under interest rate swaps, we agree to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments. The amount exchanged is calculated by reference to an agreed upon notional principal amount. We had outstanding swaps with notional amounts of $14.1 billion at December 31, 2001, and $10.3 billion at December 31, 2000. Our credit risk exposure was limited to the fair values of $627.3 million at December 31, 2001, and $409.1 million at December 31, 2000.

Options grant us the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. Our option contracts have terms of up to fifteen years. We had option contracts with notional amounts of $6.9 billion at December 31, 2001, and $10.1 billion at December 31, 2000. Our credit risk exposure was limited to the fair values of $87.4 million at December 31, 2001, and $89.3 million at December 31, 2000.
Management’s Discussion and Analysis

Interest rate cap agreements grant us the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant us the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. At December 31, 2001, we had agreements with notional amounts of $1.1 billion, and $2.9 billion at December 31, 2000. Our credit risk exposure was limited to the fair values of $10.5 million at December 31, 2001, and $17.7 million at December 31, 2000.

We enter into currency swaps for the purpose of managing currency exchange risks that are primarily related to funding agreements. Notional amounts related to these agreements totaled $1.9 billion and $0.5 billion at December 31, 2001 and 2000, respectively. Our credit risk exposure was limited to the fair values of $44.3 million and $11.5 million at December 31, 2001 and 2000, respectively.

We enter into forward U.S. Treasury, Government National Mortgage Association (“GNMA”), and Federal National Mortgage Association (“FNMA”) commitments and asset and equity swaps. We enter into these forward commitments for the purpose of managing interest rate exposure. We generally do not take delivery on these forward commitments and asset and equity swaps. Instead of taking delivery, we settle these commitments with offsetting transactions. We had outstanding commitments with contractual amounts of $1,869.8 million at December 31, 2001, and $412.3 million at December 31, 2000. Our credit risk exposure was limited to the fair values of $4.2 million and $1.2 million at December 31, 2001 and 2000, respectively.

We enter into financial future contracts for the purpose of managing interest rate exposure. Our futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Future contracts are generally settled with offsetting transactions. At December 31, 2001, we had agreements with contractual amounts of $488.4 million. At December 31, 2000, we had agreements with contractual amounts of $992.8 million.

We are exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $172.0 million at December 31, 2001, and $548.3 million at December 31, 2000. We monitor exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, we obtain collateral positions with counterparties when considered prudent. See Note 4 to the Statutory Financial Statements for additional information regarding Portfolio Risk Management.
Management’s Discussion and Analysis

Description of the Business

We are a mutual life insurance company organized in the Commonwealth of Massachusetts as a corporation and were originally chartered in 1851. As a mutual life insurance company, we have no shareholders. Our primary business is ordinary life insurance. In addition to ordinary life insurance, we also provide, directly or through our subsidiaries, a wide range of annuity and disability products, and pension and pension-related products and services, as well as investment services to individuals, corporations and other institutions, in all 50 states of the United States and the District of Columbia. We, or our subsidiaries, are also licensed to transact business in Puerto Rico, six provinces of Canada, Hong Kong, Chile, Argentina, Bermuda and Luxembourg. However, these operations are not included in our unconsolidated statutory results.

We and our subsidiaries comprise a growth-oriented, diversified financial services company that seeks to provide superior value for policyholders and other customers by achieving exceptional results. We are in the business of helping our customers achieve financial success while protecting their families and business. We are committed to maintaining a position of preeminent financial strength by achieving consistent and long-term profitable growth. We do this by:

•	developing and distributing a broad and superior portfolio of innovative financial products and services,

•	sophisticated asset/liability management,

•	rigorous expense control,

•	prudent underwriting standards,

•	the adoption of efforts to improve persistency and retention levels, and

•	continued commitment to the high credit quality of our general account investment portfolio.

Objective testimony to our strong performance and market position is reflected in our ratings as of December 31, 2001: AAA for financial strength from Standard & Poor’s; A++ (Superior) for financial strength from A.M. Best; AAA for claims-paying from Fitch; and Aa1 (Excellent) for financial strength from Moody’s Investors Services. Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors, which are subject to change in making its decision. Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

The principal business segments of MassMutual are:

•	Individual line, which includes life, disability, annuities, corporate owned life insurance, structured settlements, long-term care and investment products and services; and

•
Retirement Services and Financial Products line, which provides retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets; including group annuity, domestic guaranteed investment contracts, international funding agreements, and pension terminal funding annuity products.

During 2001, we acquired a life insurer in Japan, completed the purchase of a substantial interest in a Taiwan insurer, and acquired an investment services provider, which specializes in managing “fund of funds” hedge funds products. In addition, we introduced a new tax-sheltered annuity product, a new enhanced VUL product, a new disability income product and sponsored a new multi-fund asset allocation program through the MassMutual Trust Company.

In May 2001, we (Massachusetts Mutual Life Insurance Company) celebrated our 150th anniversary as a company. Also, in 2001, we introduced plans to develop a world-class training and conference facility for employees and guests in Chicopee, Massachusetts, relocated thousands of Oppenheimer, Inc., employees due to the September 11th tragedy and transferred hundreds of David L. Babson & Company Inc., employees to downtown Springfield, Mass.

Effective January 1, 2000, the MassMutual Investment Group (“MMIG”), was merged into David L. Babson & Company Inc. (“Babson”), an indirect subsidiary of MassMutual. Babson provides full-service investment advisory services to us, certain of our affiliates and various outside individual and institutional investors through our investment management staff and our subsidiaries: Oppenheimer Acquisition Corporation, which owns OppenheimerFunds Inc.; DLB Acquisition Corporation, which owns Babson; Antares Capital Corporation; and Cornerstone Real Estate Advisers, Inc. Our investment expenses are allocated to and are reflected in the financial results of our two principal lines of business.

The following table sets forth financial data for the periods indicated:

	Years Ended December 31,
	2001	2000	1999	1998	1997
	(In Millions)
Premium Income:
Individual line operations	$ 5,007.8	$ 4,506.6	$ 3,813.9	$ 4,614.2	$ 4,298.6
Retirement Services & Financial Products line operations	5,378.4	4,818.7	3,357.1	2,868.0	2,310.9

Total premium income	$10,386.2	$ 9,325.3	$ 7,171.0	$ 7,482.2	$ 6,609.5

Net Investment Income:
Individual line operations	$ 2,815.2	$ 2,625.2	$ 2,429.9	$ 2,297.8	$ 2,158.9
Retirement Services & Financial Products line operations	771.0	688.4	645.9	659.0	710.9

Total net investment income	$ 3,586.2	$ 3,313.6	$ 3,075.8	$ 2,956.8	$ 2,869.8

Net Income:
Individual line operations	$ 670.9	$ 623.3	$ 370.6	$ 257.0	$ 216.1
Retirement Services & Financial Products line operations	148.8	121.6	96.8	108.7	41.0

Total net income	$ 819.7	$ 744.9	$ 467.4	$ 365.7	$ 257.1

Total Assets (at period end):
Individual line operations	$46,990.3	$45,120.9	$45,092.4	$43,740.5	$40,134.9
Retirement Services & Financial Products line operations	23,248.7	21,047.5	20,033.3	18,935.0	17,499.6

Total assets	$70,239.0	$66,168.4	$65,125.7	$62,675.5	$57,634.5

Individual Line

Individual line provides a wide range of products and services through our network of general agents, agents and affiliated distributors. Registered variable contracts, mutual funds, including the OppenheimerFunds, and other investment products are distributed through MML Investors Services, Inc. (“MMLISI”), a registered broker-dealer that we indirectly wholly-own. MMLISI also provides securities brokerage services. MML Distributors, LLC, also one of our indirectly wholly-owned, registered broker-dealer subsidiaries acts as the principal underwriter for many of our registered variable annuity and variable life insurance products.

In September 2000, we acquired the structured settlement unit and established MassMutual Settlement Solutions. This unit focuses on the delivery of financial solutions to claimants and defendants in personal injury tort claims. Specifically, the unit offers annuity products designed for what are literally “structured settlements”. These voluntary legal agreements allow injury victims to be compensated with tax-free payments to meet future medical expenses and basic living needs.

Individual Line Products

The principal products offered by the Individual Line include:

•	whole life, universal life, variable universal life, survivorship life, term, and corporate owned life insurance products,
Description of the Business

•	individual annuity products

•	individual disability income insurance products,

•	long-term care insurance products, and

•	structured settlements.

Many of these products offer a range of riders that provide such benefits as waiver of premium, accidental death benefits, long-term care coverage, paid-up additions of insurance, and accelerated death benefits. See “Investment Management” for additional information on related investment management services.

Set forth below is a description of the Individual Line’s principal products:

Whole Life.    Whole life insurance is a participating product that provides guaranteed minimum death benefits and guaranteed cash values in return for periodic premium payments of a fixed amount. We offer several types of whole life products, including products with premiums due for the life of the insured and products with guaranteed limited payment periods. We also offer survivorship whole life, a product that pays a death benefit upon the death of the second of two insureds.

Universal Life.    Universal life insurance provides the policyholder with flexible premiums and death benefits as well as no lapse guarantees. We credit premiums in excess of specified sales charges to the account value of the policy, which are allocated to the fixed account backed by our general investment account. That account value includes a guaranteed principal with a minimum interest credit. The policy value is the net result of the premium payments plus interest credits minus expense and cost of insurance charges minus the amount of any partial surrenders. In 1999, we introduced an innovative UltraCare Life product (or “linked policy rider”) that enhances standard life insurance protection by allowing for the acceleration of the death benefit to cover long-term care costs. Primarily designed for older clients who want to protect their savings, UltraCare Life combines the benefits of life insurance and long-term care insurance. See related Long-Term Care Insurance discussion, below.

Long-Term Care.    Long-term care insurance provides benefits on a reimbursement basis to defray the cost of care in a nursing or assisted living facility when one cannot perform certain daily living activities, or if one has a severe cognitive impairment. An insured may also elect for home or community based services, if appropriate.

In 2000, we expanded our long-term care product offerings by introducing our first traditional tax-qualified long-term care insurance product called SignatureCare. This policy is designed to pay all levels of nursing care, whether in a facility or home. SignatureCare complements UltraCare Life, a single-premium universal life insurance product with a long-term care rider, first introduced in November 1999.

Variable Universal Life.    Variable universal life insurance provides the policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits, and investment options. We credit premiums in excess of specified sales charges to the account value of the policy. We apply net premiums, as instructed by the policyholder, to a guaranteed principal account backed by our general investment account, or to one or more of our separate accounts. The policyholder bears the investment risk for cash values in the separate accounts. We deduct the cost of insurance and administrative charges from the accumulating account value to which we credit the premiums. We also offer various corporate-owned fixed or variable universal life products sold in connection with corporate benefit plans, including several products designed for sale to large corporate purchasers for funding deferred compensation and post-retirement health benefits.

In 2001, we introduced an enhanced variable universal life insurance product that provides five additional fund options and offers a dollar cost averaging and portfolio rebalancing program. In 2000, we introduced an enhanced survivorship variable universal life insurance product that pays a death benefit upon the death of the second of two insureds.

Term.    Term insurance provides life insurance protection for a fixed period and has no cash value. We offer a variety of term insurance products designed to meet varying client needs. Almost all term insurance products allow conversion within a specified time period to one of our other insurance products.
Description of the Business

Annuities.    Annuity products provide for the payment of periodic benefits at regular intervals beginning at a specified date and continuing for a specific period of time, or for life, and are offered in a variety of forms. Individual and group deferred annuities provide for the accumulation of net premiums at various guaranteed interest rates. These contracts provide for either single premiums or flexible premiums and may accumulate indefinitely, or for a specified period of time. The premium may be deposited in a fixed account backed by our general investment account and credited with interest at a rate, which we periodically reset subject to a minimum guarantee. Single premium immediate annuities are individual, non-participating contracts providing income for life to either one or two lives with the first annuity payment starting any time up to one year from the issue date. Variable annuities are individual or group non-participating contracts which provide for either a single or periodic premium, which may be directed to a fixed account backed by our general investment account or to one of several separate account investment options for which the investment risk is borne by the contract holder.

In 2001, we repackaged our single premium individual annuity product and distributed this product to phased targets throughout the year. In June 2001, we introduced a new tax-sheltered variable annuity product targeted for eligible employees of schools, hospitals, churches or other nonprofit organizations. We also increased the number of investment options in Panorama Premier and Panorama Passage, our flagship variable annuity products, to better serve our increasingly sophisticated client base.

Disability Income.    Disability income insurance provides income payments to the insured (including payments for business overhead expenses) when employment or income is interrupted or terminated because of illness, sickness or accident. The level, timing and duration of payments vary by policy type.

In 2001, our disability business introduced FlexElect, a multi-life product developed to meet the needs of the middle income market and to complement our existing Radius product. In 2000, we introduced RetireGuard, an innovative concept that protects contributions to a retirement savings program when an individual is disabled. We also launched a “buy-sell” product, which allows a business owner to buy out a partner’s interest in the event that person is disabled.

Structured Settlements.    An annuity product offered as part of a voluntary legal agreement that allows injury victims to be compensated with tax-free payments to meet future medical expenses and basic living needs.

Individual Line Product Pricing and Management

We price Individual Line products to produce an appropriate return on invested capital consistent with our financial strength objectives. We achieve long-term value for policyholders by competitively managing the key financial fundamentals for each product, including investment earnings, expenses, policy persistency, mortality and morbidity (the incidence and duration of disability). For participating whole life products, we reflect the actual experience in dividends which represent, in effect, premium refunds resulting from more favorable interest, mortality, expense and persistency experiences than those reflected in the premiums, as well as the pass-through of distributed earnings from other businesses.

Individual Line Principal Markets, Marketing and Distribution

Sales of our Individual Line products are primarily targeted to affluent and emerging affluent market segments including professionals, business owners, principals and partners. Products are designed to solve complex financial concerns including estate planning and business succession planning needs.

We sell our Individual Line products nationwide primarily through nearly 100 general agents who contract with more than four thousand full-time career agents. A major competitive advantage for us is our career agency system, which is a network of over four thousand sales professionals in more than one thousand locations. We are investing substantially to enable our agents to run their businesses more effectively and better serve their customers. With increased competition in a deregulated financial services arena, we also recognize that continued success requires increased distribution productivity and capacity. We now are able to serve clients through relationships with over twenty outside distributors, including independent brokerage agencies and wirehouses. We are expanding our distribution relationships with banks, broker-dealers, CPA’s and law firms.

OppenheimerFunds Inc., distributes its diverse product line, which includes our individual line products, through institutions, brokerages, and financial advisors, including registered representatives of our broker-dealer, MML Investors Services, Inc.(“MMLISI”).

Individual Line Underwriting

We balance the risk assessment process to ensure an evaluation of relative risks consistent with the issuance of new business and competitive product performance. Underwriting risk represents the exposure to loss resulting from actual policy experience adversely emerging in comparison to product pricing assumptions such as mortality risk. We limit our maximum underwriting risk on individual insurance of a single life by using reinsurance.

Individual Line Competition

The life insurance industry is highly competitive. There are more than 1,500 life insurance companies in the United States, many of which offer individual insurance products similar to those marketed by our Individual Line. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry, including mutual funds, banks, securities brokerage houses, and other financial services entities, many of which provide alternative investment and savings vehicles for consumers. Federal legislative initiatives are affecting the financial services industry, thereby changing the environment in which we compete. For example, the Gramm, Leach and Bliley Act (Financial Modernization Act) was passed in 1999, thereby establishing a framework in which banks, insurance companies and securities firms can enter into each other’s business. See “Regulation” section below for a more detailed discussion concerning the impact of this bill.

Competition for large life insurance sales consists mostly of no greater than 25 financially strong companies. Our clients’ advisors, consultants, attorneys and accountants are involved in the selling process for these large cases. Sales of these products tend to be unpredictable, causing volatility in our sales results. These products also contribute to an increase in the average size of policies. In addition, there is substantial competition for smaller cases due to the large number of companies and agents in these markets nationwide.

Insurance companies, banks, and mutual fund companies have been introducing a variety of new annuity products. We effectively compete in this market through our use of multiple distribution channels, our customer service orientation, variety of fund options, and offering of desired product features.

In the disability income market, competitor strategies are diverging due to poor financial results. The individual disability market is heavily concentrated with the four largest companies, including MassMutual, representing more than 50% of the market.

Retirement Services and Financial Products Line

The Retirement Services and Financial Products Line offers retirement plan sponsors and participants a full range of products and services in the defined contribution, defined benefit and non-qualified deferred compensation plan markets.

Primarily serving companies with $5 million to $250 million in retirement plan assets, this line of business meets the needs of approximately 5,000 plan sponsors and nearly 670,000 participants, providing companies with the valuable ability to entirely outsource their retirement benefit operations.

The segment also offers guaranteed investment contracts (“GICs”) for U.S. retirement plans, GIC-backed notes, and terminal funding contracts for defined benefit plans. Distributed largely through well-established brokers and investment banks, these products allow investment managers access to fixed-income returns backed by MassMutual’s AAA credit rating.
Description of the Business

In 2001, the Retirement Services and Financial Products Line continued to introduce new products and pursue new channels of distribution while at the same time expensed time and money to enhance existing products and distribution channels wherever opportunities presented themselves. Examples include increased marketing of the new combined DC/DB non-qualified total retirement package, further development of a distribution channel for the RMAP—third party administrator product, increased sales of “Taft-Hartley Act” plans to labor unions, development of a new global medium-term notes program which will permit issuance of GIC-backed notes to U.S. institutional investors, and introduction of a GIC contract to sell to pooled U.S. stable-value funds.

Retirement Services and Financial Products Line Products

Set forth below is a description of our principal retirement products:

Defined Contribution:

Superflex.    Superflex is a full-service (investment, administrative and consultative) defined contribution product sold to larger plans, generally involving more than $20 million of first year assets. Superflex offers a complete array of separate account investment options to participants. See discussion of Separate Accounts. We also offer a guaranteed interest rate option funded in our general investment account. One year interest rate guarantees are offered, with a permanent minimum rate, currently 3% for new issues. The rate is reset annually, reflecting projected experience.

Flexinvest.    Flexinvest is a full service (investment, administrative and consultative) defined contribution product typically sold to plans with less than $20 million of first year assets. Flexinvest offers a complete array of our separate accounts as investment options to participants. See discussion of Separate Accounts. One year interest rate guarantees are offered, with a permanent minimum rate, currently 3% for new issues. The rate is reset annually, reflecting projected experience. Contracts are placed into pools, initially based on calendar year of issue, in order to facilitate projections of future experience when the interest rate guarantees are set. The guaranteed rate structure has two rates: one rate for new money deposits received in the current calendar year, and one rate for old money received prior to the current year.

Retirement Matters Accumulation Product (“RMAP”).    RMAP is a defined contribution product, sold directly by our career agency system and wholesalers. RMAP can be administrated by a third party administrator, or be full service (investment, administrative and consultative), or no service. This product is typically sold to plans with less than $1 million of first year assets. RMAP offers a complete array of our separate accounts as investment options to participants.

See discussion of Separate Accounts. One year interest rate guarantees are offered, with a permanent minimum rate, currently 3% for new issues. The rate is reset annually, reflecting projected experience. Contracts are placed into pools, initially based on calendar year of issue, in order to facilitate projections of future experience when the interest rate guarantees are set.

Defined Benefit:

Defined Benefit products include the Deposit Administration contract (“DA”), the Immediate Participation contract (“IP”) and the Pension Funding contract (“PF”). These products are funded in our general investment account and are participating. Nominal interest rate guarantees are provided in the DA contract. All three contracts provide for annuity purchases, on either a participating basis (DA) or non-participating basis (IP and PF). We offer separate accounts in conjunction with these products. We also offer full investment, administrative and consultant services.

Combined Defined Contribution/Defined Benefit Non-Qualified Product:

Over the last several years, a combined defined contribution (“DC”)/defined benefit (“DB”) non-qualified product was developed in response to customer demands for a one-stop solution in a market in which most sponsors have more than one provider. This product is targeted toward DC and DB plans with more than $10 million of first year assets and is distributed through agents, brokers, consultants and other intermediaries. Pricing is customized to each plan. In addition, sponsor charges are included in the bundling whereas investment management fees vary by option and plan.
Description of the Business

Guaranteed Investment Contracts and Terminal Funding Annuities:

Terminal Funding annuities (“TF”) guarantee the payment of monthly pension benefits to retirees of defined benefit plans in return for a single premium paid by the plan sponsor. These annuities generally are issued to a sponsor seeking to remove the liability – and risk – from their balance sheet. The company re-entered this business in 2000.

We sell traditional guaranteed investment contracts (“GICs”) and GIC-backed notes. Both are non-participating general investment account products, which provide a guarantee of principal and a rate of return for a fixed period of time. A lump sum payment is provided at contract maturity.

Traditional GICs ordinarily are offered to both defined benefit and defined contribution plans. Those sold to defined contribution plans typically provides “benefit responsiveness”, allowing withdrawals for the payment of plan benefits and transfers to other plan options by plan participants.

GIC-backed notes have been offered primarily to international fixed-income investors who want guaranteed rate products from highly-rated U.S. insurance companies.

During 2001, the company developed and implemented a $3 billion dollar global medium-term notes program that will allow issuance of GIC-backed notes domestically as well as internationally. Beginning in 2002, we plan to pursue our inaugural Global GIC-backed offering by marketing the offering through our primary underwriter and associated dealers.

Separate Accounts:

Separate accounts are non-guaranteed pooled separate accounts in which the investment results of the assets, net of a management fee, are passed directly to the contract holders. Currently, we offer separate accounts that invest in large and small capitalization equities, bonds, international equities and money market instruments. We offer separate accounts without services to both defined benefit and defined contribution plans, or with services in conjunction with the Flexinvest, Superflex, RMAP and Defined Benefit products. In response to the popularity of mutual funds with plan sponsors due to the high level of regulatory oversight and disclosure requirements, we have added an array of mutual funds to our product line, including non-proprietary funds.

Other Products:

Interest Guarantee.    The Interest Guarantee product is an investment only, participating, general investment account product with minimum interest rate guarantees being provided up to periods of five years. It is sold primarily to plans with $250 thousand or more of deposits over five years, and it is offered to both defined contribution and defined benefit plans.

Participating Guaranteed.    In response to demands for alternatives to traditional guaranteed investment contract products, we market participating guaranteed products through pooled separate accounts or single customer separate accounts. We pass through the investment results of the separate investment account assets to the contract holders and we guarantee principal plus accrued interest for plan benefits, including death, disability, retirement, and termination of employment. We also make this guarantee on employee directed transfers to non-competing funds under defined contribution plans. The contracts have minimum interest rate guarantees of 0% or 3% depending on product variation.

Retirement Services and Financial Products Line Principal Markets, Marketing and Distribution

Our goal in the Retirement Services and Financial Products Line marketplace is to grow our defined contribution, defined benefit, guaranteed investment contracts, and funding agreements businesses each year.

Our focus in the Retirement Services area is on the large and mid-size market. Currently, we meet the needs of approximately 5,000 plan sponsors and nearly 670,000 participants. We sell our pension products through approximately 30 pension field employees (“representatives”) in 16 offices located in major cities in the United States. Our representatives distribute products through our agents, brokers, primarily agents of other companies and consultants as well as direct sales.
Description of the Business

The objective in the Financial Products area is to leverage MassMutual’s financial strength, industry reputation, and investment prowess by aggressively marketing its existing spread-lending products, expanding these offerings into new markets (e.g. our global medium-term notes program), and pursuing new business opportunities which capitalize on the division’s investment and risk-management expertise.

Retirement Services and Financial Products Line Competition

Our Retirement Services operations is among the top 50 pension asset managers in the United States in terms of assets under management. In recent years, we have faced increased competition in the retirement product and services market as a result of the dissolution of traditional industry boundaries and the entrance of mutual funds and other non-traditional pension management entities which have significant name recognition and retail servicing capabilities. The increased diversity in providers of retirement products and services, and the increasing number of companies entering the market are anticipated to increase price and investment performance pressures. We believe that our diverse product line, which includes mutual funds, flexibility in servicing levels, and use of technology will enhance our position as an experienced retirement services entity, and that the marketplace itself is poised for further expansion due to increased attention focused on retirement planning and savings.

The Financial Products area competes with only a handful of competitors in each of its product lines. Consequently, the division’s goal is to offer products with a better risk-return profile than its competitors while equaling or surpassing them in areas such as administrative service and customer responsiveness while keeping expenses in check.

Investment Management

Investment advisory services are provided to us, our affiliates, and various unaffilliated individual and institutional investors through our investment management staff and our subsidiaries:

•	Oppenheimer Acquisition Corporation (“OAC”), though its subsidiary OppenheimerFunds, Inc., is one of the largest mutual fund companies in the United States;

•	DLB Acquisition Corporation, though its subsidiary David L. Babson & Company Inc., manages funds for both individual clients and institutional investors;

•	Cornerstone Real Estate Advisers, Inc., is a manager of and adviser on commercial real estate; and

•	Antares Capital Corporation, a finance company which lends and syndicates loans to smaller companies.

In addition, through a private placement team, David L. Babson & Company Inc. markets high-yield private investment funds to external parties.

Through our management of our general investment account (“GIA”), our GIA’s AUM has grown substantially in recent years, reaching $50.1 billion at December 31, 2001. The costs of managing our investments are allocated to and are reflected in the financial results of our two principal lines of business.

Our investment management services focus on supporting the liabilities of the lines of business in light of yield, liquidity and diversification considerations. The GIA, which backs most of our participating and non-participating insurance and pension products, is divided into a number of separate portfolios, each of which is structured to meet the obligations of particular liabilities. The goal of asset/liability management for the GIA is to optimize and control, particularly in volatile financial markets, the investment return and liquidity of a portfolio given the unique set of liabilities it supports. We utilize a wide array of investment instruments to carry out our portfolio management activities. The investment strategies we use in managing our separate accounts are generally aimed at maximizing the total rate of return against an agreed upon market benchmark.

In January 2000, the many functions of the MassMutual Investment Management Group and our Charter Oak Capital Management, Inc. subsidiary were consolidated into David L. Babson & Company, Inc., creating a significantly larger entity. This new organization has enhanced resources to better serve its many clients, which include public and private pension funds, endowment foundations, insurance companies, banks, personal holding companies, personal trusts, and individuals.

In October 2000, David L. Babson & Company Inc., sold its Charter Oak Capital Management operations. Also, in 2000, David L. Babson & Company expanded into the real estate mezzanine market, introduced new “structured products” such as collateralized debt and bond obligations and added a number of new investment accounts to the DLB Funds family, which now has twelve investment options.

Reinsurance

We cede all of our group life and health business and enter into other reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. Total premiums ceded were $220.3 million in 2001, $160.2 million in 2000 and $142.7 million in 1999. We remain liable to the insured for the payments of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

As of December 31, 2001, our maximum retention limit for an individual life was $15 million. We may issue up to an additional $5 million of coverage on the same individual in connection with survivorship life policies. Amounts in excess of our retention limits are ceded to insurers.

We also have catastrophic reinsurance arrangements that provide us reimbursement of losses in excess of specified deductibles resulting from catastrophic events.

Reinsurance with Affiliates:

As a result of the merger with Connecticut Mutual, we have a modified coinsurance agreement with our subsidiary C.M. Life Insurance Company (“C.M. Life”) whereby we assume certain universal life policies sold by C.M. Life, as well as a stop-loss reinsurance agreement on all of C.M. Life’s policies. Effective January 1, 2000, we entered into a coinsurance agreement with C.M. Life whereby we assume the risk for certain Universal Life insurance policies sold by C.M. Life.

Effective January 1, 1997, we entered into a stop-loss agreement with our subsidiary MML Bay State Life Insurance Company (“MML Bay State”) on all of its policies. Effective January 1, 2000, there is a Large Corporate Market automatic quota-share modified coinsurance treaty whereby we assume the risk for Strategic Life (“SL”) 13 policies sold by MML Bay State on or before December 31, 2000.

We have an automatic treaty for variable life products under which we assume a portion of the policy risk ceded by our two Bermuda-based subsidiaries.

Reinsurance with Unaffiliated Companies:

For cases where our retention is exceeded, we have both an automatic (ceded at roughly fifty percent to two companies) and a facultative program (approximately fifteen companies).

We have two programs for substandard cases to be submitted. They may be submitted facultatively to one or more of fifteen companies, or if rated Table A-D for medical reasons only, they may be issued standard in our Automatic Reinsurance Cessions (ARC) program with a pool of four reinsurers.

We coinsure approximately 90% of all new Adjustable Premium Term 80 and other term life insurance business with two reinsurers. We have yearly renewal term (“YRT”) quota-share reinsurance agreements under which we cede approximately 90% of all new permanent Whole Life, Modified Whole Life, and High Early Cash Value policies to a pool of five different reinsurers. We have a YRT quota-share agreement under which we cede 90% of all Variable Universal Life policies sold to a pool of six reinsurers. There is also a quota-share treaty to cede 90% of each Enterprise Plus policy sold to a pool of five reinsurers. We also maintain several in-force closed blocks of automatic quota-shared life insurance products.

Effective January 1999, we have a YRT quota-share reinsurance agreement whereby 90% of all Variable Life Plus policies inforce with us and MML Bay State (without prior reinsurance) are reinsured with a pool of three reinsurers.

Effective February 1999, we have a YRT quota-share reinsurance agreement whereby 90% of all Variable Life Select policies inforce with us and MML Bay State (without prior reinsurance) are reinsured with a pool of five reinsurers.

Effective November 1999, we entered into a modified coinsurance agreement with one company to reinsure 50% of our Single Premium Universal Life product with a Long Term Care Linked Benefit Rider.

Effective June 1, 2000, we entered into a coinsurance/YRT treaty administered by LifeCare, ceding the risk to Employers Reassurance for our Signature Care Long Term Care products, and assume a portion of that risk back on a YRT basis.

Also, there are two automatic quota-shared treaties covering Large Corporate Market’s Group Universal Life and Group Variable Universal Life. Under these two treaties, we cede 80% of the risk on these policies. In addition, as a result of the merger with Connecticut Mutual, we maintain a reinsurance arrangement on a closed block non-cancelable Disability product.

Effective October 2001, we began a 90% quota-share reinsurance pool with 3 reinsurers which covers all inforce and new business SL10, SL11 and SL11B policies.

Unconsolidated Subsidiaries

We provide other financial products and services through our subsidiaries. We have two primary domestic insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Insurance Company, which write variable annuities, variable life, and corporate-owned life insurance. C.M. Life Insurance Company also writes universal life insurance. Our wholly owned subsidiary, MassMutual Holding Company, indirectly owns numerous non-insurance subsidiaries, including:

•	Oppenheimer Acquisition Corporation and subsidiaries;

•	DLB Acquisition Corporation and subsidiaries;

•	Cornerstone Real Estate Advisers, Inc; and

•	Antares Capital Corporation.

In addition, MassMutual Holding Company owns MassMutual International Inc., with life insurance operations in Japan, Taiwan, Bermuda, Hong Kong, Luxembourg, Chile and Argentina, as well as other affiliates.

We account for the value of our investments in subsidiaries at their underlying net equity. We reflect operating results, less dividends declared, for such subsidiaries as net unrealized capital gains. We record net investment income to the extent that the subsidiaries declare dividends. We hold $2,366.1 million of debt issued by MassMutual Holding Company and its subsidiaries as of December 31, 2001.

In 1999, we formed the MassMutual Trust Company to further diversify our services. This business operates as a federal savings bank. This company offers a range of fiduciary, private investment and trust custody services, enabling our representatives to provide clients with an array of lifelong financial solutions to meet their changing investment needs.

In March 2000, we formed MassMutual Asia via the acquisition of CRC Protective Life of Hong Kong. This new business provides a solid line of individual and group life insurance products we can utilize to facilitate further expansion into the emerging Asian marketplace.

In the first quarter of 2001, we acquired a 38 percent interest in Mercuries Life Insurance Company, Ltd. of Taiwan, a leading Asian insurer with approximately $1.3 billion in assets under management.

During the third quarter of 2001, we further enhanced our Asian presence and increased assets by approximately $5.0 billion with the purchase of approximately 99% of the total outstanding shares of a large life insurance company in Japan and formed MassMutual Life Insurance Company K.K. (Japan).
Description of the Business

Financial information for our unconsolidated subsidiaries as of December 31, and for the years then ended is summarized below:

	2001	2000	1999
	(In Millions)
Domestic life insurance subsidiaries:
Revenues	$ 2,186.5	$ 3,111.9	$ 1,608.4
Net loss	(3.8)	(5.5)	(26.1)
Assets	9,344.4	8,738.3	5,961.0
Liabilities	8,963.2	8,419.5	5,697.1
Other subsidiaries:
Revenues	2,443.2	1,607.2	1,278.9
Net income	61.2	72.4	106.7
Assets	11,769.5	4,992.2	3,541.8
Liabilities	10,891.4	4,119.6	2,847.2

Regulation

General.    We are licensed to transact our insurance business in, and are subject to, regulation and supervision by all 50 states of the United States, the District of Columbia, Puerto Rico and six provinces of Canada. We and our insurance subsidiaries are licensed, regulated and supervised in all jurisdictions where we or they conduct insurance business. The extent of such regulation varies. However, most jurisdictions have laws and regulations requiring the licensing of insurers and their agents and setting standards of solvency and business conduct to be maintained by licensed insurance companies, and may regulate withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations in certain states also prescribe the permitted types and concentration of investments. We, along with each of our insurance subsidiaries, are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Our operations and accounts are also subject to examination by such agencies. We are also subject to federal and state laws and regulations affecting the conduct of our businesses.

State insurance regulatory authorities may from time to time make inquiries regarding our compliance with regulations regarding the conduct of our insurance business. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Based upon regulatory inquiries, which have been made, it is our opinion that any regulatory proceedings which might be initiated following such inquiries are not likely to have a material adverse effect on our financial position or results of operations.

Holding Company Regulations.    We are subject to the Massachusetts Insurance Holding Company System Registration Act. Each of our United States insurance subsidiaries is subject to similar regulation in their state of domicile. The act contains certain reporting requirements as well as restrictions on transactions involving an insurer and its subsidiaries and affiliates.

The insurance holding company acts of each state also restrict the payment of dividends by United States insurance subsidiaries and require prior regulatory approval for payments of dividends beyond specified levels.

Guaranty Funds.    All 50 states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business, within those jurisdictions, to participate in guaranty associations. Guaranty associations are organized to cover, subject to limits, contractual obligations under insurance policies, and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies. These associations levy assessments, up to prescribed limits, on each member insurer doing business in a particular state on the basis of their proportionate share of the premiums written by all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. Assessments levied against us by guaranty associations during each of the past five years have not been material. While we cannot accurately predict the amount of future assessments, we believe that assessments with respect to other pending insurance company impairments and insolvencies will not have a material adverse effect on our financial position or results of operations.

Policy and Contract Reserve Sufficiency Analysis. Massachusetts and other states have adopted a NAIC model law and regulation with respect to policy and contract reserve sufficiency. Each year we must submit an opinion of a qualified actuary that states that our reserves, when considered in light of the assets held with respect to the reserves, make good and sufficient provision for our associated contractual obligations and related expenses. If reserves are viewed as being inadequate, we must set up additional reserves by moving funds from surplus. As part of our 2001 Annual Statement, we provided an actuarial opinion without qualifications regarding these reserve requirements as of December 31, 2001.

Risk-Based Capital.    The NAIC Risk-Based Capital Model Act requires life insurance companies to submit an annual RBC Report, which compares a company’s total adjusted capital with its RBC as calculated by a formula. Our RBC at December 31, 2001 was in excess of all RBC minimum standards. The RBC formula is described essentially as follows in the “NAIC RBC Instructions”:

RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. It provides an elastic means of setting the capital requirement in which the degree of risk taken by the insurer is the primary determinant. The five major categories of risk are:

•	Asset risk – affiliates: This is the risk of assets’ default for certain affiliated investments.

•	Asset risk – other: This is the risk of assets’ default of principal and interest or fluctuation in fair value.

•	Insurance risk: This is the risk of underestimating liabilities from business already written or inadequately pricing business to be written in the coming year.

•	Interest rate risk: This is the risk of losses due to changes in interest rate levels.

•	Business risk: This is the risk of general business.

A company’s RBC is calculated by applying factors to various asset, premium, claim, expense and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a company’s actual capital can then be measured by a comparison to its RBC as determined by a formula.

The formula is not intended as a means to rank insurers. The standards give state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards. Broad confidentiality requirements have been imposed on those engaged in the insurance business, including insurers, agents, brokers and others, as to the use and publications of RBC data.

Policyholder Dividend Requirements.    We distribute amounts of divisible surplus annually in the form of dividends on our participating policies in accordance with dividend scales approved annually by our Board of Directors.

Regulation of Investments.    We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in some instances, require divestiture. At December 31, 2001, our investments complied with all such laws and regulations.

In 1996, the NAIC adopted a model law governing legal investments for life and non-life insurers in an effort to impose uniform regulatory standards for insurance company investments. This so-called “defined standards” version of the model law prescribes permitted classes of legal investments, and certain prohibited investments, and establishes qualitative and quantitative limitations for each class of investment. At present, a limited number of states have approved the defined standards version of the model law. In 1998, the NAIC adopted a second, “defined limits” version of the model law which relies more on the exercise of prudence by insurers in their investment activity rather than the establishment of strict quantitative limits on investments. Each state can approve either the defined standards or defined limits version of the model law, or a hybrid of both model laws. We are unsure how regulation of investments pursuant to a model law will affect us, since no legislation has been introduced in Massachusetts to adopt any version of the NAIC model law. Our investments will not be subject to the model law, in any form, until such a law is enacted in Massachusetts or another state which applies its investment restrictions extraterritorially to foreign insurers doing business in their state.

Financial Services Legislation.    On November 4, 1999, both the House and Senate passed the conference report to “The Gramm-Leach-Bliley Act of 1999” (the “Act”). President Clinton signed the Act into law in November, 1999. The Act repeals the depression era law (“the Glass-Steagall Act”), separating commercial and investment banking, as well as a companion law that had prevented banking organizations from underwriting insurance. In its place, the new law sets up a framework in which banks, insurance companies and securities firms can enter into each other’s business. The Act attempts both to preserve state regulation of insurance and to prevent the states from discriminating against national banks engaged in insurance. Thus, the Act preserves much of state regulation of insurance, provided that the regulation of banks is not discriminatory. Here are some of the highlights of the Act from our perspective. The Act:

•
creates a “financial services holding company” that may conduct a broad range of financial activity, including banking, insurance and securities as well as real estate development activities. The Federal Reserve Board is designated as the “umbrella regulator” of the holding company. The Act prohibits holding companies from engaging in commercial activities.

•	permits cross industry acquisitions.

•	provides for functional regulation of insurance activities by the states regardless of the nature of the entity that is engaging in those activities.

•	prohibits direct bank sales and underwriting of insurance by banks.

•	permits insurance sales activities in a bank, a bank affiliate, or in a bank-operating subsidiary.

•	limits insurance underwriting to bank affiliates.

•
requires financial institutions to develop and disclose privacy policies to customers at the beginning of a customer relationship and annually thereafter. We have distributed a Privacy Policy to our customers. A copy is available on MassMutual.com or upon request.

•
requires financial institutions to give their customers the right to object to sharing personal information with unaffiliated third parties (to “opt out”). Currently, we do not share personal information with unaffiliated third parties outside of the exceptions provided by the Act. Consumers are not required to consent to information sharing with affiliates or pursuant to joint marketing arrangements or to facilitate a third party servicing of customer accounts.

•
prevents states from enacting laws that “prevent or significantly interfere” with national banks sales. However, the Act establishes 13 separate “safe harbor” provisions. These “safe harbors” set forth specified types of state law that cannot be preempted.

•	creates a federal definition of insurance for underwriting purposes.

•
establishes a dispute resolution process by which preemption challenges to insurance regulation enacted in the future will be decided on the merits, without giving unequal deference to the views of either the Office of Comptroller of Currency (OCC) or state insurance regulators.

•
provides for the creation of the National Association of Registered Agents and Brokers (NARAB), a clearinghouse for insurance agents who are licensed in more than one state. NARAB will not come into existence if a majority of states enact uniform licensing or reciprocity laws within three years of the enactment of the legislation.

Many of these provisions are being implemented by regulations to be issued by the Federal Reserve Board, the Office of Comptroller of Currency, the Federal Trade Commission, the Securities and Exchange Commission, and other federal regulatory agencies. We are subject to many, but not all of the provisions of the Act.

Federal Income Taxation.    Under the Internal Revenue Code of 1986 as amended (“The Code”), we are taxed on our life insurance company taxable income. In 1990, the Code was amended to require the capitalization and amortization of certain policy acquisition expenses. Previously, we deducted these expenses as incurred. In addition, as a mutual life insurance company, we are subject to a tax on our policyholders’ contingency reserves, commonly known as mutual company equity tax.

On March 9, 2002, the Job Creation and Worker Assistance Act of 2002 (the “Act”) was signed into law. One of the provisions of this Act modified the 2001, 2002 and 2003 tax deductibility of the Company’s dividends paid to policyholders. The Company is still evaluating the impact of this Act. Based upon preliminary analysis, the Company anticipates that its tax liability established prior to December 31, 2001 may be reduced by approximately $80.0 million in 2002.

In addition, existing federal laws and regulations affect the taxation of life insurance, annuity, retirement, and investment products, and the holders of those products, and the relative desirability of various personal investment vehicles.

On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (“EGTRRA”.) EGTRRA affects income, gift, estate, and generation-skipping transfer taxes. A number of EGTRRA’s provisions affect tax-qualified retirement plans and individual retirement arrangements. These changes include increased contribution limits, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that several states do no automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement plans. Additionally, some of EGTRRA’s changes are immediately effective, some are phased in over periods of up to ten years, and all are subject to a “sunset” provision which restores current law on January 1, 2011.

Congress has from time to time considered proposals that, if enacted, would have had an affect on our company taxation or an adverse impact on the federal income tax treatment of certain annuity and life insurance policies we offer. If these proposals had been adopted, they would adversely affected our ability to sell such products and could have resulted in the surrender of existing contracts and policies. We cannot predict whether future legislation or administrative guidance will contain provisions that would alter the tax treatment of these or other products.

Securities Laws.    We, along with certain of our subsidiaries and certain policies and contracts offered by them, are subject to various levels of regulation under the federal securities laws. We, and several of our direct and indirect subsidiaries, are investment advisors registered under the Investment Advisers Act of 1940. Our investment adviser subsidiaries include:

•	Cornerstone Real Estate Advisers, Inc.,

•	David L. Babson & Company Inc., and

•	OppenheimerFunds, Inc.

In addition, certain of our separate accounts and other pooled investment vehicles and a variety of mutual funds advised by us or our subsidiaries are registered under the Investment Company Act of 1940. These include:

•	MML Series Investment Fund,

•	Oppenheimer Variable Account Funds,

•	Panorama Series Fund, Inc.,

•	Oppenheimer Series Fund, Inc.,

•	the DLB Fund Group,

•	MassMutual Corporate Investors,

•	MassMutual Participation Investors, and

•	MassMutual Institutional Funds.

Certain insurance and annuity contracts issued by us, MML Bay State Life Insurance Company, and C.M. Life Insurance Company are registered under the Securities Act of 1933.

MML Investors Services Inc., MML Distributors, LLC, OppenheimerFunds Distributors, Inc., Babson Securities Corporation, and other direct and indirect subsidiaries, are registered as broker-dealers under the Securities Exchange Act of 1934.

These laws and regulations are primarily intended to benefit investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. We, and our subsidiaries, may also be subject to similar laws and regulations in the states and foreign countries in which we provide investment advisory services, offer the products described above, or conduct other securities-related activities.

Environmental Considerations.    As owners and operators of real property, we are subject to extensive federal, state and local environmental laws and regulations. Inherent in such ownership and operation, is the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. We routinely conduct environmental assessments for real estate we are acquiring for investment and before taking title to real property through collateralizing mortgages we hold. Based on these environmental assessments, and compliance with our internal environmental procedures, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties would not have a material adverse effect on our financial position or results of operations.

We, and certain of our subsidiaries, hold equity stakes in entities that could potentially be subject to environmental liabilities. We believe, based on our assessment of the businesses and properties of these entities and our level of involvement in the operation and management of such entities, we would not be subject to any material environmental liabilities with respect to these investments. However, unexpected environmental liabilities can arise.

ERISA Considerations.    When we and our insurance subsidiaries act as fiduciaries for employee benefit plans governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), we are subject to regulation by the United States Department of Labor (the “DOL”). ERISA restricts the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets.

In 1993, the United States Supreme Court issued an opinion in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank (“Harris Trust”), holding that certain contract holder funds held by John Hancock Mutual Life Insurance Company in its general investment account under a participating group annuity contract were “plan assets”, and therefore, subject to ERISA’s fiduciary provisions. At this time we cannot determine with complete certainty the overall effect of that opinion on our general account contracts and operations. However, even if the Supreme Court’s decision in Harris Trust were otherwise deemed applicable to us, the Department of Labor has granted Prohibited Transaction Class Exemption 95-60, a class exemption from ERISA’s prohibited transaction provisions which applies to external investments made with general account assets.

Furthermore, The Small Business Job Protection Act of 1996 provided insurance companies some relief from the effects of the Harris Trust decision. That law requires the DOL to issue regulations establishing guidelines and procedures under which insurance company general account assets will not be considered plan assets on account of contracts issued on or prior to December 31, 1998. The DOL issued final regulations on January 5, 2000 (“Transition Policy Regulation”). Under the law, if an insurance company complies with those regulations, no claim may be maintained that the insurance company’s general account contained plan assets subject to fiduciary requirements of ERISA on the basis of contracts issued on or prior to December 31, 1998. This provision, however, is not applicable to cases filed before November 7, 1995. We intend to comply with the Transition Policy Regulation. We have also taken action to assure that our contracts issued on or after January 1, 1999, comply with any applicable ERISA requirements.

Properties

We own seven buildings located in Springfield, Massachusetts on approximately 111 acres, comprising our North Campus office complex. We occupy all of the approximately 1.375 million square feet of gross building area in such buildings. We also own buildings in Hartford, Connecticut, comprising our South Campus office complex, and Chicopee, Massachusetts, the site of the MassMutual Learning and Conference Center.

We have approximately 108 leases for our home office and field office operations. Such leases typically have terms of three to ten years with renewal options. Our annual rental obligations under these leases aggregated approximately $33.1 million at December 31, 2001.
Description of the Business

We believe that such owned and leased properties are suitable and adequate for our current business operations.

Employees and Agents

As of December 31, 2001, we, and our subsidiaries, employed 10,939 people.

Our general agents employ approximately 4,012 full-time agents and 102 retired agents who continue to be licensed to sell our products. In addition, approximately 30,565 independent brokers are contracted to sell certain of our insurance products. Approximately, 6,399 of independent brokers are contracted to sell registered investment products. None of our employees are represented by a labor union. We believe that our employee relations are generally good.
Description of the Business

Experts and Additional Available Information

Experts

The 2001, 2000 and 1999 audited statutory financial statements of Massachusetts Mutual Life Insurance Company included in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the registration statement (which report on Massachusetts Mutual Life Insurance Company, expresses an unqualified opinion and includes explanatory paragraphs referring to the use of statutory accounting practices and the change in certain accounting practices as a result of the Commonwealth of Massachusetts Division of Insurance’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual effective January 1, 2001), which practices differ from accounting principles generally accepted in the United States of America and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, Connecticut 06103-3402.

Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933. These filings contain information not contained in this Prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC’s New York and Chicago regional offices are located at the following addresses:

•	Northeast Regional Office, 233 Broadway, New York, New York, 10279; and

•	Midwest Regional Office, 175 W. Jackson Blvd, Suite 900, Chicago, Illinois 60604.

The SEC also maintains a Web site that contains these filings. The SEC’s internet address is http://www.sec.gov.

Selected Historical Financial Data

We have prepared our financial information on the basis of statutory accounting practices. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see “Accounting Practices”.

The following statutory information as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 has been derived from our audited statutory financial statements. The 2001, 2000 and 1999 statutory financial statements have been audited by Deloitte & Touche LLP, independent auditors. The statutory financial statements for the years 1997 through 1998 were audited by other auditors.

This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and other information included elsewhere in this prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.
Experts and Additional Available Information

Massachusetts Mutual Life Insurance Company
Selected Historical Financial Data

	Years Ended December 31,
	2001	2000	1999	1998	1997
	(In Millions)
Statement of Operations Data:
Revenue:
Premium income	$10,386.2	$ 9,325.3	$ 7,171.0	$ 7,336.4	$ 6,609.5
Net investment income	3,586.2	3,313.6	3,075.8	2,956.8	2,870.2
Fees and other income	195.5	180.8	170.1	145.1	115.5

Total revenue	14,167.9	12,819.7	10,416.9	10,438.3	9,595.2

Benefits and expenses:
Policyholders’ benefits and payments	7,031.8	9,238.4	7,294.0	5,873.9	6,583.8
Addition to policyholders’ reserves and funds	4,204.7	834.5	654.1	2,144.9	660.3
Commissions	348.4	324.4	281.8	299.3	315.3
Operating expenses, state taxes, licenses and fees	667.3	537.3	533.1	597.6	532.3
Federal income taxes	122.3	147.2	160.9	199.3	284.4

Total benefits and expenses	12,374.5	11,081.8	8,923.9	9,115.0	8,376.1

Net gain from operations before dividends	1,793.4	1,737.9	1,493.0	1,323.3	1,219.1
Dividends to policyholders [1]	1,097.0	1,086.2	1,031.0	982.9	919.5

Net gain from operations	696.4	651.7	462.0	340.4	299.6
Net realized capital gain (loss)	123.3	93.2	5.4	25.4	(42.5)

Net income	$ 819.7	$ 744.9	$ 467.4	$ 365.8	$ 257.1

Balance Sheet Data: (at period end)
Assets:
General account assets	$52,329.5	$47,348.7	$44,672.7	$43,085.8	$40,831.5
Separate account assets	17,909.5	18,819.7	20,453.0	19,589.7	16,803.1

Total assets	$70,239.0	$66,168.4	$65,125.7	$62,675.5	$57,634.6

Liabilities:
Policyholders’ reserves and funds	$42,768.8	$39,117.3	$37,191.6	$35,277.0	$33,783.2
Policyholders’ dividends	1,146.8	1,130.3	1,070.8	1,021.6	954.1
Policyholders’ claims and other benefits	364.2	333.5	328.8	332.4	353.4
Long-term debt	-	-	22.1	11.2	3.3
Federal income taxes	674.3	740.2	734.3	634.9	436.4
AVR and other investment reserves	690.8	892.6	993.9	1,053.4	973.4
Other liabilities	1,533.4	1,299.2	920.9	1,567.7	1,454.7
Separate account liabilities	17,909.5	18,819.7	20,452.0	19,588.5	16,802.8

Total liabilities	65,087.8	62,332.8	61,714.4	59,486.7	54,761.3

Policyholders’ contingency reserves: [6]
Outstanding surplus notes [3]	350.0	350.0	343.3	325.6	321.7
Designated surplus	3.3	3.3	3.3	3.3	3.3
Unassigned funds [4]	4,797.9	3,482.3	3,064.7	2,859.9	2,548.3

Total policyholders’ contingency reserves	5,151.2	3,835.6	3,411.3	3,188.8	2,873.3

Total liabilities and policyholders’ contingency reserves	$70,239.0	$66,168.4	$65,125.7	$62,675.5	$57,634.6

Total Adjusted Capital Data: [5]
Total policyholders’ contingency reserves	$ 5,151.2	$ 3,835.6	$ 3,411.3	$ 3,188.8	$ 2,873.3
Asset valuation reserve	695.3	897.9	958.3	974.4	863.5
One-half the apportioned dividend liability [2]	567.7	559.9	530.1	505.4	472.1

Total adjusted capital	$ 6,414.2	$ 5,293.4	$ 4,899.7	$ 4,668.6	$ 4,208.9

Selected Historical Financial Data

[1]	Dividends to policyholders are discretionary and subject to the approval of our Board of Directors.

[2]
Statutory accounting practices require that the liability for policyholders’ dividends include dividends currently payable and the full amount of dividends apportioned for payment over the 12 months following the date of the applicable financial statement. One-half of such apportioned dividends is unearned at any point in time and we include this in the calculation of total adjusted capital.

[3]
We issued surplus notes of $100.0 million at 7.5 percent during 1994, and $250.0 million at 7.625 percent during 1993. We recorded the proceeds of the notes, less a special reserve for contingencies of $6.7 million for 1999, $24.4 million for 1998, and $28.3 million for 1997, as a component of our policyholders’ contingency reserves.

[4]
Pursuant to approval by the Commissioner, any payment of interest or principal of the Notes, and any redemption payment, may be made only to the extent that our unassigned funds contain sufficient funds to cover the amount of such payment.

[5]	Defined by the NAIC as surplus plus consolidated AVR and one-half the consolidated apportioned dividend liability.

[6]
In 2001, we recorded a $981.2 million increase in policyholders’ contingency reserves as a result of the cumulative effect of a change in statutory accounting principles. In 1999, we recorded a $78.9 million reduction in policyholders’ contingency reserves as a result of benefit plan enhancements associated with an early retirement program.

We reclassified certain prior year amounts to conform with the current year presentation.
Selected Historical Financial Data

Report of Independent Auditors

To the Board of Directors and Policyholders of
Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company (the “Company”) as of December 31, 2001 and 2000, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company has prepared these statutory financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraphs, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Massachusetts Mutual Life Insurance Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years ended December 31, 2001, 2000 and 1999.

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, on the statutory basis of accounting described in Note 1.

As discussed in Note 2 to the statutory financial statements, the Company has changed certain statutory accounting practices. These practices changed as a result of the Commonwealth of Massachusetts Division of Insurance’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual effective January 1, 2001.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
March 1, 2002 (except with respect to the
matter discussed in note 16, as to which
the date is March 9, 2002)

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2001	2000
	(In Millions)

Assets:

Bonds	$26,596.3	$25,212.5
Common stocks	444.7	486.8
Mortgage loans	6,930.1	6,949.5
Real estate	1,923.7	2,017.0
Policy loans	6,071.2	5,727.1
Other investments	3,418.3	2,842.8
Cash and short-term investments	4,683.8	2,292.4

Total invested assets	50,068.1	45,528.1
Other assets	2,261.4	1,820.6

	52,329.5	47,348.7
Separate account assets	17,909.5	18,819.7

Total assets	$70,239.0	$66,168.4

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION, Continued

	December 31,
	2001	2000
	(In Millions)

Liabilities:

Policyholders’ reserves and funds	$42,768.8	$39,117.3
Policyholders’ dividends	1,146.8	1,130.3
Policyholders’ claims and other benefits	364.2	333.5
Federal income taxes	674.3	740.2
Asset valuation and other investment reserves	690.8	892.6
Other liabilities	1,533.4	1,299.2

	47,178.3	43,513.1
Separate account liabilities	17,909.5	18,819.7

Total liabilities	65,087.8	62,332.8
Policyholders’ contingency reserves	5,151.2	3,835.6

Total liabilities and policyholders’ contingency reserves	$70,239.0	$66,168.4

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	2001	2000	1999
	(In Millions)
Revenue:

Premium income	$10,386.2	$ 9,325.3	$ 7,171.0
Net investment income	3,586.2	3,313.6	3,075.8
Fees and other income	195.5	180.8	170.1

Total revenue	14,167.9	12,819.7	10,416.9

Benefits and expenses:

Policyholders’ benefits and payments	7,031.8	9,238.4	7,294.0
Addition to policyholders’ reserves and funds	4,204.7	834.5	654.1
Operating expenses	568.0	451.5	450.7
Commissions	348.4	324.4	281.8
State taxes, licenses and fees	99.3	85.8	82.4
Federal income taxes	122.3	147.2	160.9

Total benefits and expenses	12,374.5	11,081.8	8,923.9

Net gain from operations before dividends	1,793.4	1,737.9	1,493.0

Dividends to policyholders	1,097.0	1,086.2	1,031.0

Net gain from operations	696.4	651.7	462.0

Net realized capital gains	123.3	93.2	5.4

Net income	$ 819.7	$ 744.9	$ 467.4

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN POLICYHOLDERS’ CONTINGENCY RESERVES

	Years Ended December 31,
	2001	2000	1999
	(In Millions)
Policyholders’ contingency reserves, beginning of year, as previously reported	$3,835.6	$3,411.3	$3,188.8

Cumulative effect of the change in statutory accounting principles	981.2	–	–

Policyholders’ contingency reserves, beginning of year, as adjusted	4,816.8	3,411.3	3,188.8

Increases (decreases) due to:
Net income	819.7	744.9	467.4
Change in net unrealized capital losses	(490.7)	(321.7)	(201.7)
Change in asset valuation and other investment reserves	201.8	101.3	59.5
Change in non-admitted assets	(210.1)	(100.3)	(11.2)
Change in prior year policyholders’ reserves	–	(0.2)	(13.0)
Benefit plan enhancements	–	–	(78.9)
Other	13.7	0.3	0.4

	334.4	424.3	222.5

Policyholders’ contingency reserves, end of year	$5,151.2	$3,835.6	$3,411.3

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
	(In Millions)

Operating activities:
Net income	$ 819.7	$ 744.9	$ 467.4
Addition to policyholders’ reserves, funds and policy benefits, net of transfers to separate accounts	3,623.1	1,930.4	1,911.0
Net realized capital (gains)	(123.3)	(93.2)	(5.4)
Other changes	34.1	(42.7)	(220.2)

Net cash provided by operating activities	4,353.6	2,539.4	2,152.8

Investing activities:
Loans and purchases of investments	(13,095.2)	(14,177.4)	(14,180.3)
Sales and maturities of investments and receipts from repayment of loans	11,133.0	12,144.6	12,690.0

Net cash used in investing activities	(1,962.2)	(2,032.8)	(1,490.3)

Increase in cash and short-term investments	2,391.4	506.6	662.5

Cash and short-term investments, beginning of year	2,292.4	1,785.8	1,123.3

Cash and short-term investments, end of year	$ 4,683.8	$ 2,292.4	$ 1,785.8

See Notes to Statutory Financial Statements.

Notes to Statutory Financial Statements

	Massachusetts Mutual Life Insurance Company (the “Company”) is a global, diversified financial services organization providing life insurance, long-term care, annuities, disability income products and investments to individuals; and life insurance, investment and retirement and savings products to institutions. The Company is organized as a mutual life insurance company.

1.	SUMMARY OF ACCOUNTING PRACTICES

	The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“Division”).

	On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. See Note 2 for additional information with respect to the adoption of new accounting standards.

Statutory accounting practices are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“United States GAAP”). As of January 1, 2001, the more significant differences between accounting principles pursuant to Codification and United States GAAP are as follows: (a) acquisition costs, such as commissions and other variable costs that are directly related to acquiring new business, are charged to current operations as incurred, whereas United States GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) statutory policy reserves are based upon the Commissioners’ Reserve Valuation Methods and statutory mortality, morbidity and interest assumptions, whereas United States GAAP reserves would generally be based upon net level premium, estimated gross margin method, and appropriate estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost, whereas United States GAAP generally requires they be reported at fair value; (d) deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to policyholders’ contingency reserves, whereas United States GAAP would include deferred taxes as a component of net income; (e) payments received for universal and variable life products and variable annuities are reported as premium income and changes in reserves, whereas, under United States GAAP, these payments would be recorded as deposits to policyholders’ account balances; (f) majority-owned subsidiaries and other controlled entities are accounted for using the equity method, whereas United States GAAP would consolidate these entities; (g) surplus notes are reported in policyholders’ contingency reserves, whereas United States GAAP would report these notes as liabilities; (h) assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against surplus, while under United States GAAP, “non-admitted assets” are recorded, net of any valuation allowance; and (i) reinsurance recoverables on unpaid losses are reported as a reduction of policyholders’ reserves and funds, while under United States GAAP, they are reported as an asset.

	The Division has the right to permit other specific practices that deviate from prescribed practices. As permitted by the Division, the prepaid pension asset of the Company was allowed as an admitted asset as of December 31, 2001 and 2000. However, the amount of this admitted asset was limited to the prepaid balance at December 31, 2000 and is reduced each quarter until the asset equals zero at December 31, 2003. This permitted practice does not affect net income. A reconciliation of the Company’s surplus between the practices permitted by the Division and Codification as of December 31, 2001 is as follows (in millions):

	Policyholders’ contingency reserves, as reported	$5,151.2
	Less admitted prepaid pension asset	(255.6)

	Policyholders’ contingency reserves, Codification	$4,895.6

	The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining investment valuation reserves, impairments and the liability for future policyholders’ reserves and funds and policyholders’ dividends. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

Notes to Statutory Financial Statements, Continued

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability matching techniques. Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk exist.

The following is a description of the Company’s principal accounting policies and practices.

a. Investments

Bonds and stocks are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, using the constant yield method, preferred stocks in good standing at cost, and common stocks at fair value with unrealized gains and losses included in policyholders’ contingency reserves.

The value of fixed maturity and equity securities are adjusted for impairments in value deemed to be other than temporary. The Company considers the following factors in the evaluation of whether a decline in value is other than temporary: (a) the financial condition and near-term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. If the impairment is other than temporary, a direct write down is recognized in the Statutory Statements of Income as a realized capital loss, and a new cost basis is established.

For mortgage-backed securities included in fixed maturity securities, the Company recognizes income using a constant yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in these securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

Mortgage loans are valued at amortized cost net of valuation reserves. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, a valuation reserve is established for the excess of carrying value of the mortgage loan over its estimated fair value. The estimated fair value is based on the collateral value of the loan if the loan is collateralized. Any change to the valuation reserve for mortgage loans is included in net unrealized capital gains and losses. If the impairment is other than temporary, a direct write down is recognized in the Statutory Statements of Income as a realized capital loss, and a new cost basis is established. Collateral value is used as the measurement method if foreclosure becomes probable.

Foreclosed real estate is recorded at the lower of cost or collateral fair value at the foreclosure date. Interest income earned on impaired loans is accrued on the net carrying value amount of the loan based on the loan’s effective interest rate; however, interest is not accrued for impaired loans more than 60 days past due.

Real estate classified as held for the production of income or occupied by the company is carried at depreciated cost less encumbrances and any adjustments for impairment in value. Depreciation is calculated using the straight-line method over its estimated useful life, not to exceed 40 years. An impairment loss is measured as the amount by which the individual carrying amounts exceed the fair value of properties. If the fair value of the asset is less than the carrying value, the asset is written down to the fair value thereby establishing a new cost basis. The adjustment is recorded in the Statutory Statements of Income as a realized capital loss.

Real estate held for sale is valued at the lower of its depreciated cost less encumbrances or fair value less encumbrances and estimated costs to sell. Subsequent revisions to the fair value of the asset shall be reported as adjustments to the valuation reserve. Any change to the valuation reserve is recorded in the Statutory Statements of Income as a realized gain or loss.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.
Notes to Statutory Financial Statements, Continued

Short-term investments are carried at amortized cost.

Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Consolidated Statutory Statements of Financial Position and are accounted for using the equity method.

During 2001 and 2000, the Company contributed additional paid-in capital of $207.5 million and $233.0 million, respectively, to unconsolidated subsidiaries including MassMutual Holding Company, Inc.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize the policyholders’ contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. The IMR defers all interest related after-tax realized capital gains and losses. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset.

Net realized after tax capital gains of $2.4 million in 2001 and net realized after tax capital losses of $66.7 million in 2000 and $29.2 million in 1999 were deferred into the IMR. Amortization of the IMR into net investment income amounted to $31.3 million in 2001, $42.0 million in 2000 and $52.0 million in 1999, respectively. Realized capital gains and losses, less taxes, not included in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. All security transactions are recorded on a trade date basis. Unrealized capital gains and losses are recorded as a change in policyholders’ contingency reserves.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Due and accrued income is not recorded on: (a) unpaid interest on bonds in default, (b) interest on mortgage loans delinquent more than ninety days or where collection of interest is uncertain, (c) rent in arrears for more than three months, (d) policy loans interest due and accrued in excess of cash value, and (e) due and accrued interest on non-admitted assets.

b. Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance policyholders. Assets consist principally of marketable securities reported at fair value and are not chargeable with liabilities that arise from any other business of the Company. The Company receives administrative and investment advisory fees from these accounts. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, which comprise the majority of the separate account assets, for which the policyholder assumes the investment risk; and guaranteed separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statements of Income. Investment income and realized and unrealized capital gains and losses on the assets of separate accounts accrue directly to policyholders and, accordingly, are not reflected in the Statutory Statements of Income.

c. Non-admitted Assets

Assets designated as “non-admitted” by the NAIC include furniture, certain equipment, a portion of the prepaid pension asset, and certain other receivables and are excluded from the Statutory Statements of Financial Position by an adjustment to policyholders’ contingency reserves.

d. Policyholders’ Reserves and Funds

Policyholders’ reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50 to 6.75 percent.

Notes to Statutory Financial Statements, Continued

Reserves for individual annuities, funding agreements, guaranteed investment contracts, deposit administration and immediate participation guarantee contracts are based on account value or at accepted actuarial methods, principally at interest rates ranging from 2.25 to 11.25 percent.

Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods, and various morbidity tables with assumed interest rates ranging from 2.50 to 5.50 percent.

All policy liabilities and accruals are based on the various estimates discussed above. Management believes that policy liabilities and accruals will be sufficient, in conjunction with future revenues, to meet future obligations of policies and contracts in force.

e. Reinsurance

The Company enters into reinsurance agreements with other insurance companies in the normal course of business. Assets and liabilities related to reinsurance ceded contracts are reported on a net basis. Premiums, benefits to policyholders and reserves are stated net of reinsurance. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

f. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Disability income premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred.

g. Policyholders’ Dividends

The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders’ contingency reserves and consider investment returns, mortality experience, expenses and federal income tax charges. The liability for policyholders’ dividends is the estimated amount of dividends to be paid during the following calendar year.

h. Participating Contracts

Participating policies issued by the Company and its United States based life insurance subsidiaries represent in excess of 74% of the Company’s business as of December 31, 2001.

i. Cash and Short-term Investments

The Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.

j. Policyholders’ Contingency Reserves

Policyholders’ contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.
Notes to Statutory Financial Statements, Continued

2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING CHANGES

On January 1, 2001 the Codification of Statutory Accounting Principles (“Codification”) became effective and was adopted by the Company. Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. Additionally, on January 1, 2001 the Company changed its method of depreciation on certain real estate investments from the constant yield method to the straight-line method as allowed by Codification.

	The total adjustment to policyholders’ contingency reserves due to these changes at January 1, 2001 is as follows (in millions):

	Deferred income taxes				$479.8
	Derivatives marked to market				432.8
	Change in carrying value of subsidiaries				206.2
	Change in real estate depreciation				(84.2)
	Claim expense reserve				(63.2)
	Other				9.8

	Cumulative effect of change in statutory accounting principles				$981.2

	The Company believes that it has made a reasonable determination of the effect on policyholders’ contingency reserves based upon its interpretation of the principles outlined in Codification. However, future clarification of these principles by the Commonwealth of Massachusetts Division of Insurance or the NAIC may have a material impact on this determination. In conformity with statutory accounting practices, prior year statements have not been restated to reflect the implementation of Codification. Certain 2000 and 1999 balances have been reclassified to conform to current year presentation.

3.	INVESTMENTS

	The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase certain investments. At December 31, 2001, the Company had outstanding commitments to purchase privately placed securities, mortgage loans and real estate, which totaled $962.3 million, $664.4 million and $184.5 million, respectively.

	a. Bonds

	The carrying value and estimated fair value of bonds were as follows:

		December 31, 2001

		Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Fair Value

		(In Millions)
	U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 3,149.2	$ 0.3	$ –		$ 3,149.5
	Debt securities issued by foreign governments	22.1	0.2	0.2		22.1
	Asset-backed securities	654.1	5.6	4.6		655.1
	Mortgage-backed securities	4,088.0	13.0	–		4,101.0
	State and local governments	75.7	3.3	–		79.0
	Corporate debt securities	15,095.6	80.2	119.1		15,056.7
	Utilities	992.6	13.8	4.0		1,002.4
	Affiliates	2,519.0	–	1.3		2,517.7

		$26,596.3	$116.4	$129.2		$26,583.5

Notes to Statutory Financial Statements, Continued

	December 31, 2000
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)

U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 3,486.0	$ 68.9	$ 0.1	$ 3,554.8
Debt securities issued by foreign governments	42.8	0.3	2.3	40.8
Asset-backed securities	702.9	–	0.4	702.5
Mortgage-backed securities	3,819.4	1.4	–	3,820.8
State and local governments	81.7	3.6	–	85.3
Corporate debt securities	13,996.6	46.0	145.2	13,897.4
Utilities	906.3	5.8	2.5	909.6
Affiliates	2,176.8	3.0	–	2,179.8

	$25,212.5	$129.0	$150.5	$25,191.0

The carrying value and estimated fair value of bonds at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)

Due in one year or less	$ 316.0	$ 316.7
Due after one year through five years	5,661.8	5,642.9
Due after five years through ten years	10,042.6	10,020.5
Due after ten years	3,595.0	3,610.0

	19,615.4	19,590.1
Asset-backed securities, mortgage-backed securities, and securities guaranteed by the U.S. government	6,980.9	6,993.4

	$26,596.3	$26,583.5

Proceeds from sales of investments in bonds were $8,137.8 million during 2001, $7,417.1 million during 2000 and $10,621.2 million in 1999. Gross capital gains of $76.4 million in 2001, $180.7 million in 2000, and $103.3 million in 1999, and gross capital losses of $152.3 million in 2001, $99.4 million in 2000, and $132.0 million in 1999 were realized, portions of which were deferred into the IMR. Impairment on bonds during the year ended December 31, 2001 was $110.0 million and was included in the gross capital losses noted above.

Excluding investments in United States governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

b. Common Stocks

Common stocks had the following characteristics as of and for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(In Millions)

Cost	$452.9	$486.7	$325.0
Sales proceeds	553.6	398.1	302.3
Gross realized capital gains	48.7	87.7	65.8
Gross realized capital losses	44.9	34.1	16.2
Gross unrealized capital gains	97.2	96.8	121.8
Gross unrealized capital losses	105.4	96.7	60.5
Notes to Statutory Financial Statements, Continued

	Impairment on common stocks during the year ended December 31, 2001 was $4.4 million and was recorded in gross realized capital losses.

c.	Mortgage Loans

	Mortgage loans, comprised primarily of commercial loans, amounted to $6,930.1 million and $6,949.5 million at December 31, 2001 and 2000, respectively. The Company’s mortgage loans finance various types of commercial properties throughout the United States. The 2001 amounts are net of $8.5 million in valuation reserves whereas the 2000 valuation reserves of $21.9 million were recorded as other investment reserves on the Statutory Statements of Financial Position. There were no impaired mortgage loans at December 31, 2001 and 2000. The Company had restructured loans with book values of $13.9 million and $35.1 million at December 31, 2001 and 2000, respectively. These loans typically have been modified to defer a portion of the contractual interest payments to future periods. Interest deferred to future periods was immaterial in 2001 and 2000.

	At December 31, 2001, scheduled mortgage loan maturities were as follows (in millions):

	2002		$363.5
	2003		418.6
	2004		395.9
	2005		518.4
	2006		816.6
	Thereafter		2,937.7

	Commercial loans		5,450.7
	Mortgage loan pools		1,479.4

	Mortgage loans		$6,930.1

	The Company invests in mortgage loans collateralized principally by commercial real estate. During 2001, commercial mortgage loan lending rates ranged from 4.3% to 15.0%.

	The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 78.0% and 75.0% at December 31, 2001 and 2000, respectively.

	Taxes, assessments and other amounts advanced and not included in the mortgage loan total were $0.7 million and $0.4 million at December 31, 2001 and 2000, respectively.

	The geographic distributions of the mortgage loans at December 31, 2001 and 2000 were as follows:

		2001	2000

		(In Millions)
	California	$1,038.9	$ 979.4
	Massachusetts	525.1	306.0
	Texas	473.4	470.1
	Illinois	403.3	364.6
	New York	380.0	458.4
	Florida	311.3	386.9
	All other states	2,318.7	2,717.2

	Commercial loans	5,450.7	5,682.6
	Nationwide loan pools	1,479.4	1,266.9

	Mortgage loans	$6,930.1	$6,949.5

d.	Reverse Repurchase Agreements

	The Company enters into reverse repurchase agreements with eligible counterparties. Under a reverse repurchase agreement, the Company sells securities and agrees to repurchase them at a mutually agreed date and price with the
Notes to Statutory Financial Statements, Continued

difference between the sale price and repurchase price establishing the costs of the transaction to the Company. A reverse repurchase agreement essentially constitutes a form of secured borrowing by the Company. A reverse repurchase agreement involves risk that the market value of the investments purchased by the Company may decline below the amount of the Company’s obligation to repurchase. As of December 31, 2001, the Company had reverse repurchase agreements outstanding in the amount of $214.0 million, with maturities from January 14, 2002 through March 7, 2002 and interest rates ranging from 1.86% to 2.12%. The outstanding amount is collateralized by $224.5 million in bonds.

e.	Real Estate

Real estate occupied by the company amounted to $73.5 million and $68.1 million at December 31, 2001 and 2000, respectively.

Real estate held for production of income was $1,531.4 million and $1,714.5 million, net of encumbrances of $21.0 million and $50.0 million at December 31, 2001 and 2000, respectively.

Real estate held for sale amounted to $318.8 million, net of valuation reserves of $6.3 million at December 31, 2001. At December 31, 2000, real estate held for sale amounted to $234.4 million and valuation reserves of $2.1 million were recorded in general investment reserves.

The carrying value on non-income producing real estate amounted to $86.0 million and $65.2 million at December 31, 2001 and 2000, respectively. Depreciation expense on real estate during the years ended December 31, 2001, 2000 and 1999 was $78.7 million, $101.6 million and $80.4 million, respectively. No impairments on real estate were recorded during the years ended December 31, 2001, 2000 and 1999.

f. Other

The carrying value of investments which were non-income producing for the preceding twelve months was $129.5 million and $113.5 million at December 31, 2001 and 2000, respectively. Investments in joint ventures and partnerships were $1,217.4 million and $1,255.5 million at December 31, 2001 and 2000, respectively. Net investment income on joint ventures and partnerships was $42.6 million, $2.1 million and $21.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net investment income on derivative instruments was $170.8 million, $15.0 million and $32.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

g. Realized capital gains and losses

Net realized capital gains and losses were comprised of the following:

	Years Ended December 31,
	2001	2000	1999
	(In Millions)
Bonds	$(75.9)	$ 81.3	$(28.7)
Common stocks	3.8	53.6	49.6
Mortgage loans	8.6	(7.2)	(2.7)
Real estate	39.1	33.3	16.2
Closed derivatives	(57.7)	(156.1)	(30.6)
Derivatives marked to market	274.6	–	–
Other investments	(40.5)	106.6	(3.6)
Federal and state taxes	(26.3)	(85.0)	(23.9)

Net realized capital gains before deferral to IMR	125.7	26.5	(23.7)
(Gains) losses deferred to IMR	(3.6)	102.6	44.9
Less: taxes on net deferred gains (losses)	1.2	(35.9)	(15.8)

Net deferred to IMR	(2.4)	66.7	29.1

Net realized capital gains	$123.3	$ 93.2	$ 5.4

Notes to Statutory Financial Statements, Continued

4. PORTFOLIO RISK MANAGEMENT

The Company uses derivative financial instruments in the normal course of business to manage its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The investment risk is assessed on a portfolio basis and derivative financial instruments are not designated as a hedge with respect to a specific risk; therefore, the criteria for deferral accounting is not met. The Company does not hold or issue these financial instruments for trading purposes.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. The fair value of these contracts is included in other investments on the Statutory Statements of Financial Position. Changes in the fair value of these contracts are recorded as realized gains and losses when contracts are closed and at each reporting date. Net amounts receivable and payable are accrued as adjustments to net investment income and included in other investments on the Statutory Statements of Financial Position. At December 31, 2001 and 2000, the Company had interest rate swaps with notional amounts of $14,102.3 million and $10,314.5 million, respectively. The Company’s credit risk exposure was limited to the fair values of $627.3 million and $409.1 million at December 31, 2001 and 2000, respectively.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to fifteen years. The fair value of these contracts is included in other investments on the Statutory Statements of Financial Position. Changes in the fair value of these contracts are recorded as realized gains and losses when contracts are closed and at each reporting date. At December 31, 2001 and 2000, the Company had option contracts with notional amounts of $6,857.3 million and $10,089.8 million, respectively. The Company’s credit risk exposure was limited to the fair values of $87.4 million and $89.3 million at December 31, 2001 and 2000, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. The fair value of caps and floors is included in other investments in the Statutory Statements of Financial Position. Amounts receivable and payable are accrued as adjustments to net investment income and are included in other assets in the Statutory Statements of Financial Position. Changes in the fair value of these contracts are recorded as realized capital gains and losses when contracts are closed and at each reporting date. At December 31, 2001 and 2000, the Company had agreements with notional amounts of $1,100.0 million and $2,883.0 million, respectively. The Company’s credit risk exposure on these agreements was limited to the fair values of $10.5 million and $17.7 million at December 31, 2001 and 2000, respectively.

The Company utilizes currency swaps for the purpose of managing currency exchange risks that are mainly related to funding agreements. Changes in the value of these contracts are recorded as realized capital gains and losses when contracts are closed and at each reporting date. Notional amounts related to these agreements totaled $1,868.0 million and $506.2 million at December 31, 2001 and 2000, respectively. The Company’s credit risk exposure on these agreements is limited to the fair values of $44.3 million and $11.5 million at December 31, 2001 and 2000, respectively.

The Company utilizes certain other agreements including forward commitments, and asset and equity swaps to reduce exposures to various risks. Changes in the value of these contracts are recorded as realized capital gains and losses when contracts are closed and at each reporting date. Notional amounts related to these agreements totaled $234.4 million and $496.0 million at December 31, 2001 and 2000, respectively. The Company enters into forward United States Treasury, Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) and other commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Changes in the value of these contracts are recorded as realized capital gains and losses when contracts are closed and at each reporting date. At December 31, 2001 and 2000, the Company had United States Treasury, GNMA, FNMA and other purchase commitments which will settle during the following year with contractual amounts of $1,869.8 million and $412.3 million, respectively. The Company’s credit risk exposure on these agreements is limited to the fair values of $4.2 million and $1.2 million at December 31, 2001 and 2000, respectively.

Notes to Statutory Financial Statements, Continued

The Company enters into financial futures contracts for the purpose of managing interest rate exposure. The Company’s futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Changes in the value of these contracts are recorded as realized gains and losses when contracts are closed and at each reporting date. As of December 31, 2001 and 2000, the Company had entered into financial futures contracts with contractual amounts of $488.4 million and $992.8 million, respectively.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $172.0 million and $548.3 million at December 31, 2001 and 2000, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, collateral positions are obtained with counterparties when considered prudent.

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures may not represent the amount that could be realized in immediate settlement of the financial instrument. The use of different assumptions or valuation methodologies may have a material affect on the estimated fair value amounts.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds, common and preferred stocks: Estimated fair value of bonds and stocks is based on quoted market prices when available. If quoted market prices are not available, fair values are determined by discounting expected future cash flows using current market rates applicable to yield, credit quality and maturity of the investment or using quoted market prices for comparable investments.

Mortgage loans: The fair value of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For non-performing loans, the fair value is the estimated collateral value of the underlying real estate.

Policy loans, cash and short-term investments: Estimated fair value for these instruments approximates the carrying amounts reported in the Statutory Statements of Financial Position.

Other financial instruments: The estimated fair value for these instruments is determined based on quotations obtained from dealers or other reliable sources.

Investment-type insurance contracts: The estimated fair value for liabilities under investment-type insurance contracts are determined by discounted cash flow projections.
Notes to Statutory Financial Statements, Continued

The following table summarizes the carrying value and fair value of the Company’s financial instruments at December 31, 2001 and 2000:

	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)

Financial assets:

Bonds	$26,596.3	$26,583.5	$25,212.5	$25,191.0
Common stocks	444.7	444.7	486.8	486.8
Preferred stocks	152.1	159.7	135.8	137.7
Mortgage loans	6,930.1	7,277.9	6,949.5	7,081.0
Policy loans	6,071.2	6,071.2	5,727.1	5,727.1
Cash and short-term investments	4,683.8	4,683.8	2,292.4	2,292.4

Other financial instruments:

Interest rate swap agreements	627.3	627.3	–	409.1
Options	87.4	87.4	69.6	89.3
Interest rate caps & floors	10.5	10.5	7.9	17.7
Currency swaps	44.3	44.3	–	11.5
Forward commitments, equity and asset swaps	4.2	4.2	(4.7)	1.2

Financial liabilities:

Investment type insurance contracts	10,191.5	10,249.7	8,436.9	8,290.3

6. REINSURANCE

The Company utilizes reinsurance agreements to reduce exposure to large losses in certain aspects of its insurance business. Such transfers do not relieve the Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk.

The Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured. The cost of reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Premiums ceded were $220.3 million, $160.2 million and $142.7 million and reinsurance recoveries were $134.5 million, $93.9 million and $100.1 million for the periods ended December 31, 2001, 2000 and 1999, respectively. Amounts recoverable from reinsurers were $48.9 million and $55.6 million as of December 31, 2001 and 2000, respectively. At December 31, 2001, five reinsurers accounted for 83% of the outstanding reinsurance recoverable from reinsurers.

7. FEDERAL INCOME TAXES

Federal income taxes are based upon the Company’s best estimate of its current and deferred tax liabilities. Deferred income taxes, which provide for book/tax temporary differences, are subject to limitation and are charged directly to policyholders’ contingency reserves. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as policyholder dividends and tax credits, resulted in effective tax rates which differ from the federal statutory tax rate.

Notes to Statutory Financial Statements, Continued

For the years ending December 31, 2001, 2000 and 1999, the Company’s effective tax rate differs from the federal statutory tax rate of 35% for the following reasons:

	2001	2000	1999
	(In Millions)
Expected federal income tax expense using 35%	$286.5	$279.6	$218.0
Income not subject to tax	(58.8)	(41.2)	(46.5)
Tax credits, net of foreign taxes	(32.5)	(32.9)	(21.8)
Policy reserves	4.6	10.3	29.3
Policy acquisition costs	15.2	10.8	13.4
Policyholder dividends and related items	(13.6)	5.4	19.1
Investment items	(25.1)	(13.3)	(13.0)
Expense items	(39.9)	(25.5)	(15.3)
Other	(14.1)	(46.0)	(22.3)

Total federal income tax expense	122.3	147.2	160.9
Capital gains tax expense	21.6	82.2	21.0

Current income tax expense	$143.9	$229.4	$181.9

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 were as follows (in millions):

Deferred Tax Assets:

Policy reserves	$ 361.6
Policy acquisition costs	352.9
Policyholder dividends and related items	382.1
Expense items	233.7
Investment items	172.9
Other items	92.4

Total deferred tax assets	1,595.6
Non-admitted deferred tax assets	(470.7)

Admitted deferred tax assets	$1,124.9

Deferred Tax Liabilities:

Investment items	$ 344.0
Policy reserves	24.1
Pension liabilities	113.5
Expense items	140.6

Total deferred tax liabilities	622.2

Net admitted deferred tax asset	$ 502.7

The change in deferred tax assets of $302.2 million, net of non-admitted assets, less the change in deferred tax liabilities of $279.4 million resulted in the net change in deferred taxes of $22.8 million as of December 31, 2001.

In 2001, 2000 and 1999, the Company paid federal income taxes in the amounts of $209.5 million, $223.6 million and $82.5 million, respectively. Federal income taxes available for recovery in the event of future net losses are $152.8 million in 2001, $226.3 million in 2000, and $186.5 million in 1999.

The Company plans to file its 2001 federal income tax return on a consolidated basis with its eligible consolidated subsidiaries and certain affiliates. The Company and its eligible consolidated subsidiaries and certain affiliates are subject to a written tax allocation agreement, which allocates the group’s consolidated tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

Notes to Statutory Financial Statements, Continued

The Internal Revenue Service has completed examining the Company’s income tax returns through the year 1994 and is currently examining the years 1995 through 1997. Management believes adjustments which may result from such examinations will not materially affect the Company’s financial position.

Components of the formula for determining deductible policyholder dividends have not been finalized for 2001 or 2000. The Company records the estimated effects of anticipated revisions in the Statutory Statements of Income.

8. BENEFIT PLANS

The Company provides multiple benefit plans to employees, agents and retirees, including retirement plans and life and health benefits.

Retirement and Savings Plans

The Company sponsors a retirement plan in the form of a cash balance pension plan. On January 1, 2001, the pension plan of an unconsolidated subsidiary was merged into the cash balance plan. With the addition of the agent population on March 1, 2001, the plan now covers substantially all employees. Benefits under the cash balance pension plan are expressed as an account balance that is increased monthly with pay and interest credits. Pay credits are based on employee age and years of service. Special provisions apply to participants who were in the prior traditional defined benefit plans.

The Company accounts for this plan following statutory accounting practices. Accordingly, as permitted by the Commonwealth of Massachusetts Division of Insurance, the Company has recognized a plan asset of $255.6 million and $383.4 million at December 31, 2001 and 2000, respectively. The amount credited to operations for this plan was $29.4 million, $58.6 million and $53.5 million for 2001, 2000 and 1999, respectively. The Company’s policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 2001 and 2000. The assets of the plan are invested in group annuity contracts which invest in the Company’s general and separate accounts.

The Company sponsors defined contribution plans for employees and agents encompassing substantially all of its employees. On January 1, 2001, the profit sharing plan of an unconsolidated subsidiary was merged into the MassMutual Thrift Plan and on March 2, 2001 the Company merged the Agents’ 401(k) Savings Plan into the MassMutual Thrift Plan. The Company funds this plan by matching employee contributions up to three percent of pay, within certain limits, based on years of service and the financial results of the Company each year.

Company contributions and any related earnings are vested based on years of service using a graduated vesting schedule with full vesting after three years of service. The Company also maintains the Agent Pension Plan. Contributions to this money purchase plan for future service were discontinued on February 28, 2001. The assets of the plan are invested in group annuity contracts which invest in the Company’s general and separate accounts.

During 1999, the Company offered an early retirement program to employees over the age of 50 with more than 10 years of service. Employees that elected this program received enhanced benefits that included an additional five years of credited service and an additional five years of attained age. Additionally, a 25% cash bonus was offered for those electing a lump sum settlement of their benefit. Employee pension benefits, including the early retirement program enhancements, are paid directly from plan assets. The Company recorded a $78.9 million reduction to Policyholders’ Contingency Reserves in 1999, as a result of these benefit plan enhancements.

Life and Health

Life and health insurance benefits are provided to employees and agents through group insurance contracts. Substantially all of the Company’s employees and agents may become eligible for continuation of certain of these benefits if they retire as active employees or agents of the Company. The Company accounts for these benefits following statutory accounting practices. The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 2001 and 2000, the net unfunded accumulated benefit obligation was $206.5 million and $166.8 million, respectively, for employees and agents eligible to retire or currently retired and $27.1 million and $29.5 million, respectively, for participants not eligible to retire.

Notes to Statutory Financial Statements, Continued

A summary of assets, obligations and assumptions of the retirement, life and health benefit plans were as follows at December 31, 2001 and 2000:

	Retirement Benefits		Life and Health Benefits
	2001	2000	2001	2000
	(In Millions)
Change in benefit obligation:

Benefit obligation at beginning of year	$ 851.6	$ 805.3	$ 185.4	$ 189.1
Service cost	22.5	16.8	5.1	3.8
Interest cost	60.2	60.0	13.9	13.1
Contribution by plan participants	–	–	–	–
Actuarial gain (loss)	(3.9)	6.5	15.9	(8.1)
Benefits paid	(57.0)	(86.9)	(13.0)	(12.5)
Plan amendments	–	–	15.9	–
Business combinations, divestitures, curtailments, settlements and special termination benefits	5.4	49.9	–	–
Adjustment for Codification	(24.1)	–	–	–

Benefit obligation at end of year	$ 854.7	$ 851.6	$ 223.2	$ 185.4

Change in plan assets:

Fair value of plan assets at beginning of year	$1,072.6	$1,165.3	$ 18.6	$ 20.4
Actual return on plan assets	(107.4)	(16.1)	0.8	1.1
Employer contribution	10.6	10.3	10.3	9.7
Benefits paid	(57.0)	(86.9)	(13.0)	(12.6)
Business combinations, divestitures and settlements	9.0	–	–	–

Fair value of plan assets at end of year	$ 927.8	$1,072.6	$ 16.7	$ 18.6

Funded status:

Unamortized prior service cost	–	$ 15.7	–	–
Unrecognized net gain (loss)	$ (214.9)	(89.0)	$ (12.0)	$ 4.2
Remaining net obligation or net asset at initial date of application	(9.2)	38.1	(58.1)	(46.0)
Prepaid assets (accrued liabilities)	297.2	256.2	(136.4)	(125.0)

Funded status of the plan	$ 73.1	$ 221.0	$(206.5)	$(166.8)

Benefit obligation for non-vested employees	$ 26.2	$ 24.1	$ 27.1	$ 29.5

Components of net periodic benefit cost:

Service cost	$ 22.5	$ 16.8	$ 5.2	$ 3.8
Interest cost	60.3	60.0	13.9	13.1
Expected return on plan assets	(111.5)	(115.3)	(1.2)	(1.3)
Amortization of unrecognized transition obligation or transition asset	1.3	(10.6)	3.8	3.9
Amount of recognized gains and losses	0.1	0.2	–	–
Amount of prior service cost recognized	–	(1.5)	–	–

Total net periodic benefit cost	$ (27.3)	$ (50.4)	$ 21.7	$ 19.5

Notes to Statutory Financial Statements, Continued

The following rates were used in determining the actuarial present value of the accumulated benefit obligations:

	Retirement Benefits		Life and Health Benefits
	2001	2000	2001	2000
Discount rate	7.50%	7.50%	7.50%	7.50%
Increase in future compensation levels	4.00%	4.00%	5.00%	5.00%
Long-term rate of return on assets	10.00%	10.00%	6.75%	6.75%
Assumed increases in medical cost rates in the first year	–	–	9.00%	9.00%
declining to	–	–	5.00%	5.00%
Within	–	–	5 years	5 years

A one percent increase in the annual assumed inflation rate of medical costs would increase the 2001 accumulated post retirement benefit liability and benefit expense by $13.6 million and $1.2 million, respectively. A one percent decrease in the annual assumed inflation rate of medical costs would decrease the 2001 accumulated post retirement benefit liability and benefit expense by $12.7 million and $1.1 million, respectively.

The net expense charged to operations for all employee benefit plans was $55.0 million in 2001, $15.8 million in 2000, and $28.9 million in 1999.

9. SURPLUS NOTES

The Company issued surplus notes of $100.0 million at 7.5 percent and $250.0 million at 7.625 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. All surplus notes of both series are held by bank custodians for unaffiliated investors. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts (“the Commissioner”).

All payments of interest and principal are subject to the prior approval of the Commissioner. Anticipated sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023, and $50.0 million in 2024.

Interest on the notes issued in 1994 is paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 2001, 2000 and 1999.

10. RELATED PARTY TRANSACTIONS

The Company has management and service contracts or cost sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of the contracts or arrangements related to subsidiaries and affiliates were $244.3 million, $241.7 million and $241.9 million for 2001, 2000 and 1999, respectively. The majority of these fees were from C. M. Life Insurance Company which accounted for $171.6 million in 2001, $172.6 million in 2000, and $124.5 million in 1999.

Various subsidiaries and affiliates, including David L. Babson, provide investment advisory services for the Company. Total fees for such services were $101.3 million, $98.8 million and $43.9 million for 2001, 2000 and 1999, respectively. In addition, certain subsidiaries provide administrative services for employee benefit plans to the Company. Total fees for such services were $8.8 million, $7.3 million and $9.0 million for 2001, 2000 and 1999, respectively.

The Company has reinsurance agreements with its subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, including stop-loss and modified coinsurance agreements on life insurance products. Total premiums assumed on these agreements were $410.4 million in 2001, $358.3 million in 2000 and $39.2 million in 1999. Fees and other income include a $42.0 million, $6.2 million and $1.8 million expense allowance in 2001, 2000 and 1999, respectively. Total policyholder benefits assumed on these agreements were $50.2 million in 2001, $47.6 million in 2000 and $43.8 million in 1999.

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

MassMutual has two primary domestic life insurance subsidiaries, C. M. Life Insurance Company (“C.M. Life”), which primarily writes variable annuities and universal life insurance, and MML Bay State Life Insurance Company (“MML Bay State”), which primarily writes variable life and annuity business.

The Company’s wholly-owned subsidiary MassMutual Holding Company (“MMHC”) owns subsidiaries which include retail and institutional asset management, registered broker dealer and international life and annuity operations.

The Company accounts for the value of its investments in subsidiaries at their underlying net equity. Net investment income is recorded by the Company to the extent that dividends are declared by the subsidiaries. During 2001 and 2000, MassMutual received $155.0 million and $132.9 million, respectively, in dividends from such subsidiaries. Operating results, less dividends declared, for such subsidiaries are reflected as net unrealized capital gains in the Statutory Statements of Changes in Policyholders’ Contingency Reserves. In the normal course of business, the Company provides specified guarantees and funding to its subsidiaries including contributions, if needed, to C. M. Life and MML Bay State to meet regulatory capital requirements. At December 31, 2001 and 2000, the Company had approximately $450.0 million and $500.0 million of outstanding funding commitments, respectively, and a $500.0 million support agreement related to credit facilities. The Company holds debt issued by MMHC and its subsidiaries of $2,366.1 million and $2,034.8 million at December 31, 2001 and 2000, respectively.

Below is summarized statutory financial information for the unconsolidated subsidiaries as of December 31, for the years ended:

	2001	2000	1999
	(In Millions)

Domestic life insurance subsidiaries:

Total revenue	$2,186.5	$3,111.9	$1,608.4
Net loss	(3.8)	(5.5)	(26.1)
Assets	9,344.4	8,738.3	5,961.0
Liabilities	8,963.2	8,419.5	5,697.1

Summarized below is United States GAAP financial information for the unconsolidated subsidiaries as of December 31 and for the years then ended:

	2001	2000	1999
	(In Millions)
Other subsidiaries:

Total revenue	$ 2,443.2	$1,607.2	$1,278.9
Net income	61.2	72.4	106.7
Assets	11,769.5	4,992.2	3,541.8
Liabilities	10,891.4	4,119.6	2,847.2

12. BUSINESS RISKS AND CONTINGENCIES

The Company has conducted a review of the financial impact of the tragic events that occurred on September 11, 2001. These events have not materially impacted the Company’s financial position, results of operations, or liquidity for the period ended December 31, 2001 or foreseeable future periods.

Notes to Statutory Financial Statements, Continued

Through December 31, 2001 the Company incurred gross claims in the amount of $17.1 million related to the events of September 11, 2001 of which $7.6 million are reinsured, resulting in a net exposure of $9.5 million. In addition to insurance risk, the Company does have investments in certain sectors of the economy which are directly impacted by these events, such as, the airline or travel and leisure industries. These investments are not material with respect to the total investment portfolio. The Company believes that its investment portfolio is of sufficient quality and diversity as to not be materially impacted by the events of September 11, 2001.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

The Company is involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

13. LEASES

The Company leases office space and equipment under various noncancelable operating lease agreements. Total rental expense on operating leases was $33.1 million in 2001, $30.3 million in 2000, and $31.2 million in 1999.

Future minimum lease commitments are as follows (in millions):

2002	$ 33.8
2003	31.9
2004	27.8
2005	20.8
2006	16.3
Thereafter	21.2

Total	$151.8

14. LIQUIDITY

The withdrawal characteristics of the policyholders’ reserves and funds, including separate accounts, and the invested assets which support them at December 31, 2001 are illustrated below (in millions):

Total policyholders’ reserves and funds and separate account liabilities	$60,678.3
Not subject to discretionary withdrawal	(5,459.6)
Policy loans	(6,071.2)

Subject to discretionary withdrawal	$49,147.5

Total invested assets, including separate investment accounts	$67,977.6
Policy loans and other invested assets	(9,489.5)

Marketable investments	$58,488.1

15. SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 2001, is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

Notes to Statutory Financial Statements, Continued

Parent
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
CM Assurance Company
CM Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MassMutual Mortgage Finance, LLC
The MassMutual Trust Company
MML Bay State Life Insurance Company
MML Distributors, LLC
MassMutual Assignment Company
Persumma Financial, LLC

Subsidiaries of MassMutual Holding Company
CM Property Management, Inc.
G.R. Phelps & Co., Inc.
HYP Management, Inc.
MassMutual Benefits Management, Inc.
MassMutual Funding, LLC
MassMutual Holding MSC, Inc.
MassMutual Holding Trust I
MassMutual International, Inc.
MMHC Investment, Inc.
MML Investor Services, Inc.
MML Realty Management Corporation
Urban Properties, Inc.
Antares Capital Corporation – 80.0%
Cornerstone Real Estate Advisers, Inc.
DLB Acquisition Corporation – 98.2%
Oppenheimer Acquisition Corporation – 95.36%

Subsidiaries of MassMutual International, Inc.
MassLife Seguros de Vida S. A. – 99.9%
MassMutual Asia, Limited
MassMutual (Bermuda) Ltd.
MassMutual Internacional (Argentina) S.A. – 99.9%
MassMutual International (Bermuda) Ltd.
MassMutual Internacional (Chile) S. A. – 92.5%
MassMutual International (Luxembourg) S. A. – 99.9%
MassMutual International Holding MSC, Inc.
MassMutual Life Insurance Company K.K. (Japan) – 99.5%
MassMutual Mercuries Life Insurance Company – 38.2%

Subsidiaries of MassMutual Holding MSC, Inc.
MassMutual Corporate Value Limited – 46.0%
9048 – 5434 Quebec, Inc.
1279342 Ontario Limited

Subsidiary of MMHC Investment, Inc.
MassMutual/Darby CBO IM Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
MML Series Investment Funds
MassMutual Institutional Funds
Notes to Statutory Financial Statements, Continued

16. SUBSEQUENT EVENT

On March 9, 2002, the Job Creation and Worker Assistance Act of 2002 (the “Act”) was signed into law. One of the provisions of this Act modified the 2001, 2002 and 2003 tax deductibility of the Company’s dividends paid to policyholders. The Company is still evaluating the impact of this Act. Based upon preliminary analysis, the Company anticipates that its tax liability established prior to December 31, 2001 may be reduced by approximately $80.0 million in 2002.

PART II.

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        Not applicable.

Item 15.    Indemnification of Directors and Officers

        Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

        Article V. Subject to limitations of law, the Company shall indemnify:

(a) each director, officer or employee;

(b) any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c) any individual who serves in any capacity with respect to any employee benefit plan;

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

        Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

        Notwithstanding the foregoing, no indemnification shall be provided with respect to:

        (1)  any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

        (2)  any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

        (3)  any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

        In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs.

        The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

Exhibit Number	Description	Method of Filing
1(a)	Form of Underwriting Agreement with MML Investors Services, Inc.	1

1(b)	Form of Underwriting Agreement with MML Distributors, LLC	2

4	Form of Individual Annuity Contract	4

5	Opinion re legality	Filed herewith

23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP	Filed herewith

24(a)	Powers of Attorney	3

24(b)	Powers of Attorney for: Robert J. O’Connell Thomas B. Wheeler	4

24(c)	Power of Attorney for Howard Gunton	5

24(d)	Power of Attorney for Marc Racicot	6

1	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 33-84802, filed and effective May 1, 1996.
2	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 33-84802, filed and effective May 1, 1997.
3	Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.
4	Incorporated by reference to Post-Effective Amendment No. 4 the Registration Statement File No. 33-84802, filed and effective May 1, 1998.
5	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-65887 filed on Form S-6 on January 28, 1999.
6	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991, filed on September 20, 1999.
7	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-73406 filed on Form N-4.

Item 17.    Undertakings

        (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (i)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 8 to Registration Statement No. 33-84802 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 5th day of April, 2002.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Registrant)

/s/ ROBERT J. O’CONNELL *
By:
Robert J. O’Connell,
Director, Chairman, President and Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ RICHARD M. HOWE

*Richard M. Howe
On April 5, 2002, as Attorney-in-Fact
pursuant to power of attorney.

        As required by the Securities Act of 1933, this Post-Effective Amendment No. 8 to Registration Statement No. 33-84802 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Director, Chairman, President and Chief Executive Officer	April 5, 2002

/s/ HOWARD GUNTON * Howard Gunton	Executive Vice President, Chief Financial Officer & Chief Accounting Officer	April 5, 2002

/s/ ROGER G. ACKERMAN * Roger G. Ackerman	Director	April 5, 2002

/s/ JAMES R. BIRLE * James R. Birle	Director	April 5, 2002

/s/ GENE CHAO * Gene Chao	Director	April 5, 2002

JAMES H. DE GRAFFENREIDT , JR .. James H. DeGraffenreidt, Jr.	Director

Signature	Title	Date

/s/ PATRICIA DIAZ DENNIS * Patricia Diaz Dennis	Director	April 5, 2002

/s/ ANTHONY DOWNS * Anthony Downs	Director	April 5, 2002

/s/ JAMES L. DUNLAP * James L. Dunlap	Director	April 5, 2002

/s/ WILLIAM B. ELLIS * William B. Ellis	Director	April 5, 2002

/s/ ROBERT M. FUREK * Robert M. Furek	Director	April 5, 2002

/s/ CHARLES K. GIFFORD * Charles K. Gifford	Director	April 5, 2002

/s/ WILLIAM N. GRIGGS * William N. Griggs	Director	April 5, 2002

/s/ WILLIAM B. MARX , JR ..* William B. Marx, Jr.	Director	April 5, 2002

/s/ JOHN F. MAYPOLE * John F. Maypole	Director	April 5, 2002

/s/ MARC RACICOT * Marc Racicot	Director	April 5, 2002

/s/ RICHARD M. HOWE *Richard M. Howe	On April 5, 2002, as Attorney-in-Fact pursuant to powers of attorney.

LIST OF EXHIBITS

Exhibit 5	Opinion re legality

Exhibit 23(i)	Consent of Independent Auditors’, Deloitte & Touche LLP